410 - 33
811 - 4419

AEGON Transamerica fund advisers
570 Carillon Parkway
St. Petersburg, Florida 33716-1202
727-299-1800




May 6, 2003

03058092

Office of Applications and Report Services
Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

PROCESSED
MAY 09 2003
THOMSON FINANCIAL

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

On behalf of AEGON/Transamerica Series Fund, Inc. (formerly WRL Series Fund, Inc.) (the "Fund"), enclosed is a copy of the plaintiff's response in opposition to the Motion to Dismiss, which was sent to you on February 3, 2003. The original complaint was filed by beneficial owner of the Fund's shares, on behalf of himself and all similarly situated investors, in the U.S. District Court for the Northern District of Georgia (Civ. Action No. 1-01-CV-2617-CAP). A copy of the complaint was filed with the Commission on January 8, 2003; the complaint was filed pursuant to Section 33 of the Investment Company Act of 1940.

If you have any questions regarding this filing, please contact me at (727) 299-1824.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided.

Sincerely,

John K. Carter
General Counsel, Vice President and Secretary

Enclosure

225248.1.03

Copy to John Carter

CONRAD O'BRIEN GELLMAN & ROHN, P.C.

ATTORNEYS AT LAW

SIXTEENTH FLOOR
1515 MARKET STREET
PHILADELPHIA, PENNSYLVANIA 19102-1916
(215) 864-9600
FAX: (215) 864-9620
www.cogr.com
phamill@cogr.com

NEW JERSEY OFFICE:
LAUREL OAK CORPORATE CENTER
1000 HADDONFIELD-BERLIN ROAD
SUITE 202
VOORHEES, NJ 08043-3520
(856) 309-3373
FAX: (856) 309-3375

MONTGOMERY COUNTY OFFICE:
100 FOUR FALLS CORPORATE CENTER
SUITE 300
WEST CONSHOHOCKEN, PA 19428-2983
(610) 940-6045
FAX: (610) 940-6046

WEST CHESTER OFFICE:
17 W. GAY STREET - SUITE 100
WEST CHESTER, PA 19380-3090
(610) 701-9100
FAX: (610) 701-9195

PATRICIA M. HAMILL
DIRECT DIAL: (215) 864-8071

May 1, 2003

VIA FEDERAL EXPRESS

Brenda Lasek Miller, Paralegal
AEGON USA, Inc. - Individual Division
4333 Edgewood Road, NE
Cedar Rapids, Iowa 52499

Confidential Information
Subject to Attorney-Client
Work Product Privilege

Re: Jeffery L. Johnson v. AEGON USA, Inc., et al.

Dear Brenda:

Enclosed is plaintiff's response brief in opposition to our motion to dismiss. The materials, as you can see, are quite voluminous and we will begin digesting them and give our initial thoughts on the brief on our conference call next Wednesday.

Please give me a call if you have any questions.

Sincerely yours,

Patricia M. Hamill

Patricia M. Hamill lmt

COPY

PMH/lrmt
Enclosure
cc (w/o encl.): Cynthia Remley, Esq. ✓
Denise Mineck, Esq.
cc: (w/encl.): Bill Aguayo
Waldemar Pflepsen, Esq.
Jann Steel Lann, Ph.D.

SCANNED

BRENDA MILLER

MAY 02 2003

UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF GEORGIA ATLANTA DIVISION

JEFFERY L. JOHNSON, on behalf of himself and all others similarly situated, Plaintiff(s), -against- AEGON USA, INC., WMA SECURITIES, INC., WORLD MONEY GROUP, INC., AEGON FINANCIAL SERVICES GROUP, INC., AFSG SECURITIES CORPORATION, PFL LIFE INSURANCE COMPANY, AUSA LIFE INSURANCE COMPANY, INC., WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO, WRL SERIES FUND, INC., BANKERS UNITED LIFE ASSURANCE COMPANY, TRANSAMERICA LIFE INSURANCE AND ANNUITY COMPANY, ABC CORP., INC. 1 through ABC CORP., INC. 99, LMN CORP., INC. 1 through LMN CORP., INC. 99, and XYZ CORP., INC. 1 through XYZ CORP., INC. 99, Defendant(s).	Civil Action No. 1-01-CV-2617-CAP

PLAINTIFFS' MEMORANDUM OF LAW IN OPPOSITION <u>TO DEFENDANTS' MOTIONS TO DISMISS</u>

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Robert B. Weintraub
Stefanie A. Lindeman
270 Madison Avenue
New York, New York 10016
Lead Counsel for Plaintiffs and the Class

CHITWOOD & HARLEY
Martin D. Chitwood
Georgia Bar No. 124950
Promenade II, Suite 2900
1230 Peachtree Street, NE
Atlanta, Georgia 30309
Local Counsel for Plaintiffs and the Class

COPY

SCANNED

TABLE OF CONTENTS

Page

Introduction 1

Statement of Facts 6

I. Legal Standards 17

A. A Plaintiff's Pleading Burden Under Sections 11 and 12 of the Securities Act Is Substantially Lower Than the Burden Under Section 10 of the Exchange Act; This Complaint Satisfies the Pleading Standards of Sections 11 and 12 17

B. The Complaint Meets the Notice Pleading Standards of Rule 8(a). The Sounds in Fraud Doctrine Under Rule 9(b) is Never Applicable to Claims Under Sections 11 and 12 of the Securities Act; Even if Applicable, This Complaint Meets the Requirements of Rule 9(b) 21

1. Rule 9(b) of the Federal Rules of Civil Procedure, Requiring That Fraud Claims Be Pleaded With Particularity, Does Not Apply To Securities Act Claims Even If They "Sound In Fraud" 22

2. Even if the "Sounds in Fraud Doctrine" Is in Some Instances Applicable to Section 11 and 12 Claims, It Is Inapplicable Here Because the Complaint Does Not Sound in Fraud 25

3. Even if Rule 9(b) Applies, the Consolidated Complaint Satisfies the Particularity Requirement, Because It Sets Forth the "Who, What, When, Where and How" Of the Fraud. Where a Written Prospectus Is Involved, As Here, Rule 9(b) Is Met Virtually as a Matter of Law 29

4. The Complaint Satisfies Rule 8(a) 35

II. As a Matter of Law, the Complaint Satisfies Rule 8(a) Because the Three Plaintiffs Seek to Sue on Behalf of All Class Members Who Purchased the Annuities Under Dozens of Separate Prospectuses Containing Similar Material Misstatements and Omissions 35

III. Plaintiffs Have Adequately Plead A Factual Basis for Their Claims 42

A. The Consolidated Complaint Identifies Plaintiffs' Individual Purchases, the Prospectuses Pursuant to Which the Purchases Were Made, and the Remaining Prospectuses Under Which Class Members Purchased 43

1. Plaintiff Johnson's purchases 43

2. Plaintiff Hughes' purchases 44

3. Plaintiff Gerin's purchases 45

B. The Consolidated Complaint Clearly Identifies Which Defendants Can Be Persons Liable Under Section 11 and Section 12 46

C. Control Person Liability Under Section 15 Is Sufficiently Alleged 52

D. Damages Under Sections 11 and 12(a)(2) of the Securities Act Are Sufficiently Alleged 56

1. Plaintiffs State a Claim for Damages Under Section 11 57

2. Plaintiffs State a Claim for Damages Under Section 12 61

IV. The Consolidated Complaint Sufficiently Alleges Misstatements and Omissions Of Material Fact 64

A. The Prospectuses Contained Misstatements and Omissions 64

B. Plaintiffs Have Sufficiently Alleged that the Misstatements and Omissions Were Material, and that Defendants Had a Duty to Disclose 69

1. The NASD Notices Demonstrate that the Misstatements and Omissions Were Material and Were Required to Be Disclosed 72

2. Under General, Federal Securities Law, the Misstatements and Omissions Were Material and Were Required to Be Disclosed 76

C. Defendants' Incorrectly Allege that Full Disclosure Was Made 78

D. The Alleged Material Misstatements and Omissions Are Not Opinions or Forecasts of the Future 82

E. The Bespeaks Caution Doctrine Is Flatly Inapplicable Because It Applies to Only Forward-Looking Statements 85

V. Plaintiffs Have Stated A Claim Under The Investment Company Act Of 1940 87

VI. Plaintiffs' Claims Are Timely And Should Not Be Dismissed 94

A. Each Plaintiff Is Able to Allege Compliance with the Statute of Limitations 95

1. Mr. Johnson's Claims Are Not Time-Barred 96

2. Ms. Hughes' Claims Are Not Time-Barred 97

3 Ms. Gerin's Claims Are Not Time-Barred 97

B. Defendants' Attempt to Bootstrap Their Inquiry Notice Argument By Improperly Tying It to the Merits of Their Nondisclosure Argument; In any Event, the Facts in the Consolidated Complaint Do Not Establish that Plaintiffs Were on Inquiry Notice More Than One Year Before Filing Suit 99

C. The Claims Against WRL Series Fund, Transamerica Life and World Money Group Are Timely Because They Relate Back to the Allegations of the Original Complaint 105

1. WRL Series Fund and Transamerica Life 108

2. World Money Group 113

VII. Plaintiffs Are Entitled To Declaratory And Injunctive Relief 114

VIII. Plaintiffs Are Entitled To Reformation Of The Annuities Contracts 116

Conclusion 118

317052

PLAINTIFFS' MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTIONS TO DISMISS

Lead plaintiff and proposed class representative Jeffery L. Johnson, and additional plaintiffs and proposed class representatives Carolyn Gerin and Mary Kathleen Hughes, submit this memorandum of law in opposition to the motions to dismiss by the AEGON defendants and the WMA defendants.

Introduction

The National Association of Securities Dealers ("NASD") is the self-regulatory organization ("SRO") established pursuant to the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a et seq., which, subject to the ultimate supervision of the Securities and Exchange Commission, 15 U.S.C. § 78s(a)(3)(B), is the primary body regulating the brokerage industry in the United States. Partnership Exch. Sec. Co. v. NASD, 169 F.3d 606, 606 (9th Cir. 1998). Through the Exchange Act, Congress delegated governmental power to the NASD to enforce "'compliance by members of the industry with both the legal requirements laid down in the Exchange Act and ethical standards going beyond those requirements.'" Merrill Lynch, Pierce, Fenner & Smith, Inc. v. NASD, 616 F.2d 1363, 1367 (5th Cir. 1980) (quoting S. Rep. No. 94-75, 94th Cong., 1st Sess. 23 (1975), 1975 U.S.C.C.A.N. ¶¶ 179, 201); see Austin Municipal Sec., Inc. v. NASD, 757 F.2d 676, 680 (5th Cir. 1985) (same); see also Partnership Exch., 169 F.3d at 608 (holding that the NASD exercises "quasi-governmental powers"). Beginning at least as early as 1994, the NASD issued a series of conduct rules and Notices to Members concerning communications by broker-dealers with the public about

variable annuities, and in particular disclosures to persons purchasing such annuities for tax-deferred accounts such as IRAs and other similar tax-deferred accounts. NASD findings and disclosure directives are given great weight by the Courts and afforded the same deference as an administrative agency in its area of expertise. Bellsouth Telecommunications, Inc. v. MCI Metro Access Transmission Servs., 371 F.3d 1270, 1284 (11th Cir. 2003) (Black, J., concurring) (an administrative agency, because it derives its authority from Congressional delegation, "is entitled to deference simply because it has acted").

In 1994, the NASD -- considering communications with the public about variable annuities to be important and unique -- adopted a specific rule concerning such communications entitled "Communications with the Public About Variable Life Insurance and Variable Annuities." NASD Conduct Rule IM-2210-2. Thereafter, in 1996, the NASD issued NASD Notice to Members 96-86, entitled "NASD Regulation ***Reminds*** Members and Associated Persons that Sales of Variable Contracts Are Subject to NASD Suitability Requirements" (emphasis added). Notice to Members 96-86 expressly stated that:

> NASD Regulation, Inc. (NASD Regulation) reminds NASD members and their associated persons who sell variable life insurance contracts and variable annuity contracts (Variable Contracts) of their obligations with respect to the suitability requirements of the NASD Conduct Rules. Variable Contracts are regulated as securities under federal securities laws and NASD rules. Members and their associated persons are reminded that the suitability requirements of NASD Conduct Rule 2310 (formerly Article III, Section 2 of the NASD Rules of Fair Practice) apply to the recommendation of any security, including a Variable Contract. Thus, a member and its

> associated persons must have reasonable grounds for believing that a Variable Contract recommended to a customer is suitable for that customer. (emphasis added).

Again, in May 1999, the NASD issued NASD Notice to Members 99-35, entitled "The NASD ***Reminds*** Members of Their Responsibilities Regarding the Sales of Variable Annuities" (emphasis added). Notice to Members 99-35 expressly stated that:

> When a registered representative recommends the purchase of a variable annuity for any tax-qualified retirement account (e.g., 401(k) plan, IRA), the registered representative should disclose to the customer that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that **the tax deferred accrual feature of the variable annuity is unnecessary**. . . .
>
> **The registered representative should recommend a variable annuity *only* when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation**. (at 231 nos. 11, 16) (emphasis added).

Despite these repeated "Reminders" by the "NASD", the disclosure documents at issue here (the Aegon prospectuses, statements of additional information ("SOAI"s), and other documents) contained no such disclosures.[1] In

[1] It is indisputable that the NASD rules concerning variable annuities apply to wholesalers as well as retailers of variable annuities, including defendants and NASD members AFSG Securities and WMAS (Notice to Members 99-35 at no. 16). Although a broker-dealer is not required to be a member of, for example, the New York Stock Exchange or the Chicago Board of Trade, all broker-dealers are required to be members of the NASD. Notice 99-35 states (in "Background" at 229): "A distributor of variable annuity contracts to individuals is required to (continued...)

fact, to the contrary, the prospectuses deceptively stated in each and every instance, in an apparent effort to induce persons with such tax-deferred accounts to purchase variable annuities:

> This Contract is available to individuals as well as to certain groups and individual retirement plans. . . .
>
> WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. . . .
>
> INITIAL PURCHASE REQUIREMENTS The initial purchase payment for nonqualified Contracts must be at least $5,000. However, you may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs, the minimum initial purchase payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial purchase payment is $50.[2]
>
> . . .
>
> QUALIFIED AND NONQUALIFIED CONTRACTS . . . . Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

(...continued)

register as a broker/dealer under the Securities Exchange Act of 1934 and become a member of the NASD. The distribution of variable annuity contracts is subject to NASD rules."

[2] Note that the prospectus even offers lower investment thresholds for IRAs than for other accounts in a further effort to induce investments by such accounts.

A qualified Contract may be used in connection with the following plans:

> • Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules. . . . (WRL Freedom Wealth Creator, May 1, 2001, at unnumbered first page, 6, 14, 23; May 1, 2000 prospectus contains essentially the same language).

The two principal issues before this Court are whether defendants complied with their disclosure requirements and whether their nondisclosures or partial disclosures were materially misleading. As we shall demonstrate below, the disclosure requirements established by the NASD, which were ignored by the defendants, are clear and unambiguous. That the prospectuses at issue here did not comply with those requirements is equally clear and unambiguous. Finally, we shall show that the fact that the NASD considered these disclosures of sufficient significance -- that it repeatedly admonished the securities industry to advise prospective purchasers of variable annuities that the tax deferred feature of such annuities "is unnecessary" for existing tax deferred accounts -- is presumptive of the materiality of such disclosure (whether under the NASD rules or under general federal securities law applicable to all persons selling or offering to sell registered securities). Basic, Inc. v. Levinson, 485 U.S. 224, 231 (1988); TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976) (omitted fact is material if there is a "substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable

shareholder"). Accordingly, defendants' motions must be denied and this action should proceed to discovery.

Statement of Facts

The named and lead plaintiff, Jeffery L. Johnson, is a citizen and resident of the State of Georgia. Consolidated Complaint (hereinafter "CC") ¶19. The additional plaintiffs, Mary Kathleen Hughes and Carolyn A. Gerin, are citizens and residents of California.[3] CC ¶¶20-21.

Named and lead plaintiff Jeffery L. Johnson purchased his WRL "Freedom Wealth Creator" variable annuity for a Rollover IRA, on July 10, 2000. He invested $48,863.75, which came from the 401(k) plan at his prior employer. At the time this lawsuit was filed on October 1, 2001, his variable annuity was worth only $20,174.03. Part of the decrease in the value of his variable annuity was caused by the fees and charges which WRL deducted from his variable annuity account and part of the decrease was caused by the decrease in the market value of the variable annuity portfolios. Johnson Declaration ¶¶13-18.[4]

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[3] The Aegon Defendants argue that Ms. Hughes and Ms. Gerin were improperly included as named plaintiffs, and that a court order should have been obtained before they were added to the consolidated complaint. Aegon Mem. at 14 n.9. However, as long as defendants are not prejudiced by the inclusion of these additional plaintiffs/class representatives, and they do not allege that they are, these plaintiffs may be included. See In re Initial Public Offering Sec. Litig., No. 21 MC 92 (SAS), 2002 U.S. Dist. LEXIS 23823, at *11-*17 (S.D.N.Y. Dec. 12, 2002).

[4] Defendants' claim that the consolidated complaint is deficient with respect to facts identifying plaintiffs' purchases and addressing certain statute of limitations issues. Although we disagree with that analysis, we submit herewith a declaration from each of the three plaintiffs in this action (hereinafter cited, e.g., "Johnson Decl. ¶__") stating additional facts concerning these issues which, if necessary, is submitted in support of any motion to amend the complaint. The Johnson, Hughes and Gerin Declarations are Exhibits A, B and C hereto, respectively.

Plaintiff Mary Kathleen Hughes made her initial purchase of her WRL "Freedom Wealth Creator" variable annuity for her IRA, on October 21, 1999. She initially invested $1,500. In addition, in nine of the following months, from October or November 1999 through June or July 2000 inclusive, she made additional purchases of $166.66 in her variable annuity through automatic direct withdrawals from her bank account. These nine additional purchases combined were for approximately $1,489.94. Her variable annuity purchases totaled $2,989.94. At the time this action was filed, her annuity had a value of $1,863.23. She "surrendered" her variable annuity in or about April, 2002. She paid a "surrender fee" of between 6% and 8%; the net surrender amount she received was $1,646.80. Part of the decrease in the value of her variable annuity was caused by the fees and charges which WRL deducted from her account and part of the decrease was caused by the decrease in the market value of the variable annuity portfolios. Hughes Decl. ¶¶3-4, 9-13.

Plaintiff Carolyn A. Gerin made her initial purchase of her WRL "Freedom Conqueror" variable annuity for her IRA, in December 1996. She initially invested $1,323.75. In addition, she made two additional purchases, each for $2,000.00, on July 19, 1999 and January 31, 2000. Her variable annuity purchases totaled $5,323.75. She surrendered her variable annuity in mid-October 2001. She paid a surrender fee; the net surrender amount she received was $3,860.17. Part of the decrease in the value of her variable annuity was caused by the fees and charges which WRL deducted from her account and part of the decrease was caused by the decrease in the market value of the variable annuity portfolios. Gerin Decl. ¶¶3-7,

14-18.

This action asserts claims against two groups of defendants. First, the Aegon defendants are part of the United States arm of one of the ten largest insurance groups worldwide (operated by Aegon N.V., a multinational financial services conglomerate headquartered in the Netherlands, which is not a defendant). CC ¶27. Defendant Aegon USA is the parent company of the United States operating arm of Aegon N.V. CC ¶27. Aegon USA, through its subsidiaries (a number of which are defendants here), develops, markets and underwrites life insurance and fixed and variable annuities for sale through a diverse network of distribution channels. The variable annuities pertinent to this action are offered for sale through banks, brokerage houses (including defendant WMAS) and other financial institutions. CC ¶28-29.

The Aegon USA wholly-owned (directly or indirectly) subsidiaries which are defendants here are named and described in detail in the complaint. CC ¶¶30-55. They include Western Reserve Life Assurance Co. of Ohio ("WRL"), the principal issuer of the variable annuities subject to this action, CC ¶45; AFSG Securities Corporation ("AFSG Securities"), the principal underwriter of the annuities at issue here (CC ¶35), PFL Life Insurance Company ("PFL") and Bankers United Life Assurance Company, which are also Aegon underwriters (CC ¶¶39,49); and Aegon Financial Services Group, AUSA Life Insurance Company and Transamerica Life Insurance and Annuity Company, which market and sell the annuities for Aegon. CC ¶¶32, 42, 51.

The second group of defendants is the WMA defendants, comprised of

WMA Securities, Inc. ("WMAS") and its parent company World Money Group, Inc. WMAS is a NASD member broker-dealer which sold insurance products including the variable annuities at issue here. WMAS is in the top one percent of all broker-dealers nationwide based on the number of its registered representatives. CC ¶¶23-24. During the relevant time period,[5] WMAS (which is incorporated in the State of Georgia) had its principal place of business in Duluth, Georgia. CC ¶22.

In its June 2002 report of disciplinary actions for May 2002, the NASD stated that by a letter of Acceptance, Waiver and Consent, WMAS was censured, fined $200,000, and required to pre-file with the NASD's Advertising Regulation Department all advertisements and sales literature ("ASL") prior to their use for a six month period. Without admitting or denying the allegations, WMAS consented to the described sanctions and the entry of findings that it engaged in widespread breaches of NASD Advertising Regulations including "the use of ASL omitting material facts" and "containing misleading statements." CC ¶123.

This class action arises from defendants' sale of tax-deferred variable annuities to members of the public investing monies in already tax-deferred retirement accounts such as IRAs. Plaintiffs claim that the tax-deferred annuity programs offered by defendants are hardly ever appropriate for persons investing

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[5] It is plaintiffs' understanding that at some point since the filing of this action, WMAS has either voluntarily gone out of business or had its broker-dealer license revoked. In either case, WMAS no longer conducts business and, indeed it has sold its variable annuity sales operations to Aegon.

tax-deferred monies, since the tax-deferred feature of the annuity, for which they are paying substantially greater fees and commissions, is -- in the words of the NASD -- "unnecessary." Plaintiffs claim that the prospectuses and accompanying documents did not adequately disclose that: (1) the tax deferred accrual feature of the deferred annuity is already provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is "unnecessary," and (2) a variable annuity should be recommended for purchase "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation." As more thoroughly detailed in the consolidated complaint, plaintiffs claim these misstatements and omissions in the prospectus and statements of additional information violated section 11 and 12 of the Securities Act of 1933 and the Investment Company Act of 1940, and that they suffered damages as a consequence of their investment.

As is clear from defendants' own prospectuses, deferred annuities are marketed to, and often purchased by, people who use them as investments for their retirement years. CC ¶94. This type of investment has become extraordinarily popular. Sales of tax-deferred variable annuities -- which offer investment returns linked to stock market performance, similar to mutual funds -- reportedly have increased from the $25 to $30 billion range in 1992 to approximately $100 billion or more. CC ¶1.

The retirement savings market in the United States has undergone a revolution over the last two decades. Instead of guaranteed lifetime pension benefits, calculated based on retirees' life expectancies, today's retirement plans

focus on maximizing asset accumulation for retirement. Investment growth on a tax-deferred basis accordingly has become an important goal. An investor who has contributed the annual maximum amount to his tax-deferred qualified plan(s) can invest unlimited additional sums on a tax-deferred basis through the purchase of a deferred annuity. CC ¶8.

A "deferred annuity" -- the type of annuity at issue in this action -- has an accumulation (or investment) phase during which the purchaser invests money and allows the value of the account to grow (depending on the type of investment vehicle that is chosen); and then a payout period during which the purchaser must redeem the amounts contributed and earned, with one such payout option being an annuity. CC ¶9.

Deferred annuities typically contain two insurance features: an annuity payout option, as described above (other payout options, such as lump-sum or systematic withdrawal, are much more popular); and a "death benefit" to ensure that, if the account owner dies during the investment period, the heirs receive some defined investment value (usually, the principal amount invested) even if the investment has declined in value during that time. In practice, the circumstances under which the insurance features of a deferred annuity will have value are remote because on average, fewer than 1 percent of deferred annuity owners choose to exercise the annuity payout option at the end of the investment period and the death benefit assumes two unlikely events: (1) extremely premature death of the investor and (2) that the market value of his annuity at the time of death is less than the amount he paid. CC ¶10.

Because of their insurance features, deferred annuities are deemed to be mortality products, and as such enjoy a privileged status under the income tax laws. Beginning with the Income Tax Law of 1913 (the first income tax statute promulgated pursuant to the Sixteenth Amendment) and continuously at all times thereafter, the Internal Revenue Code has provided that annuities are treated as an instrument of insurance. Most significantly, this means that annuity earnings (interest, dividends, or capital gains) accumulate on a tax-deferred basis. I.R.C. §72. This is true regardless of whether the contract owner elects to exercise his or her option to purchase an annuity at the end of the investment period. CC ¶11.

The main selling point of deferred annuities is that earnings on investments contained in such annuities accumulate on a tax-deferred basis. Because of their tax-deferred status, deferred annuities are potentially attractive financial products to people seeking tax-deferral for their retirement investments. CC ¶¶4, 12.

However, the price of such tax-deferral is the very substantial fees charged by the sellers of deferred annuities, including defendants here. These fees and charges include (among other items) annual management and carrying charges (sometimes calculated as a percent of total assets in the account); annual mortality and expense charges in excess of one percent; and "surrender fees" or contingent deferred sales charges approaching ten percent. These fees and charges substantially exceed the fees charged for similar non-annuity investment products like mutual funds. Over time, these fees and charges can deprive purchasers of up to <u>one-third</u> of their total account value (compared to a regular investment). Defendants also use these massive charges to pay sales commissions for variable annuities which are double, triple, or more, the normal commission rate for regular

investment products (like mutual funds or individual securities). CC ¶¶5, 12, 125-33. Many of these fees and charges were subtracted directly from the purchaser's account through the automatic selling of shares. Johnson Decl. ¶¶15-18; Hughes Decl. ¶¶9-13; Gerin Decl. ¶¶14-18.

Although deferred annuities may be appropriate investments for some retirement plans, there is one category of retirement plans for which the deferred annuities sold by defendants are hardly ever appropriate: contributory plans and accounts which themselves already enjoy tax-deferred status (and are hence "qualified") under the Internal Revenue Code, and thus already have these very same tax benefits. These include many of the most popular and common plans for retirement investing: Individual Retirement Accounts (IRA), Keogh and 401 (k) plans, and other accounts treated similarly by the tax code. Collectively, these are referred to as "qualified retirement plans." (An individual purchases an annuity "contract," and a participant in a group retirement plan invested in a deferred annuity holds a "certificate," evidencing his rights to an account balance in the contract's fixed accounts and/or unit interests in variable subaccounts offered within the deferred annuity.)

The deferred variable annuities sold by defendants are hardly ever appropriate investments for placement in tax-deferred retirement plans, because earnings on any investment placed in such plans are already tax-deferred, and purchase of a deferred annuity increases costs without any material, additional economic benefit. CC ¶¶4, 93, 95-99. Hence, all of the fees and charges unique to variable annuities identified above, which eat up as much as one-third the total

account value, are the "damages" suffered by those persons who purchase variable annuities.[6] It was because variable annuities are hardly ever suitable investments that the NASD mandated its across-the-board disclosure requirements. NASD Notices to Members 99-35, 96-86.

Deferred annuities are even less appropriate for older persons who are required by law to commence withdrawing monies from their tax-deferred investment accounts by age seventy and one-half. Such forced withdrawals defeat the entire purpose of the annuity and the front loading of expense in such accounts. CC ¶6.

Despite the fact that the deferred annuities sold by defendants are never appropriate investments for qualified retirement plans, defendants actively recommended and sold these products to less financially sophisticated individuals and small business owners for use in their tax-deferred retirement plans such as IRAs, Keoghs, 401(k)s, or other qualified retirement plans. CC ¶¶7, 14-15.

Defendants' viewed as prime prospects investors who are leaving employment and need a rollover IRA in which to place the proceeds of their employers' qualified retirement plans while preserving its tax-deferred status. Because the proceeds are substantial lump sums, such persons may become targets for defendants and their sales force. Defendants may also target: (a) small

[6] Moreover, as additional damages in this action under Section 12 of the Securities Act, most of the variable annuities purchased by Class Members during the Class Period decreased substantially in market value.

businesses, where decision-makers responsible for setting up 401(k) and other qualified retirement plans are less likely to be financially sophisticated, and (b) the employees of nonprofit organizations, hospitals, educational institutions, and state and local governmental units, who have lump sum payments funding 403(b) and 457 plans. CC ¶15, 87.

Many people who are making investments for their retirement -- particularly those who have changed jobs and are rolling over a large lump-sum qualified plan distribution into an IRA -- are unaware of the financial, tax, and investment aspects of deferred annuities. Defendants, who are advisors and fiduciaries with superior knowledge about these matters and accordingly are trusted by their customers, may induce these customers into purchasing inappropriate and unsuitable deferred annuities for placement into qualified retirement plans. (It should be noted that companies other than defendants that sell deferred annuities, the Fidelity group of companies for example, are careful not to market their deferred annuities for placement in any qualified retirement plan.) CC ¶16.

Defendants actively marketed their variable annuities through virtually identical written documents including registration statements, prospectuses, statements of additional information, disclosures (so-called), contracts, sales presentation materials, and other materials. A lengthy excerpt from a typical prospectus used during the Class Period was quoted in the Introduction above and again in the section analyzing the material misstatements and omissions below.

These written materials contained material misstatements and material omissions which stated or inferred that tax-deferred variable annuities are

appropriate investments for placement into already tax-deferred retirement accounts. CC, e.g., ¶17. These written materials also failed to disclose the material facts contained in the NASD Notices quoted above which required disclosure that "the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary" and that a variable annuity should be recommended "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation." CC, e.g., ¶17. A full list of the material misstatements and the omissions which defendants did not disclose is contained in the consolidated complaint at paragraphs 96 through 100. Defendants' conduct violated the Securities Act of 1933 and the Investment Company Act of 1940.

Defendants have received and continue to receive millions, and probably billions, of dollars from the sales of deferred annuities for qualified retirement plans, which sales were predicated upon the materially misleading written documents at issue here. CC ¶¶15, 87.

At least through the date of the commencement of this lawsuit, defendants have wholly ignored the NASD Notices, and the logic that made these nondisclosures material as a matter of fact and law under the federal securities laws apart from the NASD's mandated interpretation, and have never amended their prospectuses.

I.
LEGAL STANDARD

A. A Plaintiff's Pleading Burden Under Sections 11 and 12 of the Securities Act Is Substantially Lower Than the Burden Under Section 10 of the Exchange Act; This Complaint Satisfies the Pleading Standards of Sections 11 and 12

Defendants' articulation of the pleading standard under sections 11 and 12 of the Securities Act is somewhat different from the standard as articulated by plaintiffs. The differences are worth noting.

A section 11 claim may be brought against the following classes of persons: (1) every person who signed the registration statement including the issuer; (2) every person who was a director of or partner in the issuer at the time of the filing of the registration statement; (3) every person named in the registration statement as being or about to become a director of or partner in the issuer; (4) every expert (e.g., accountant, engineer or appraiser) who prepared or certified any part of the registration statement or prepared or certified any report used in connection with the registration statement; (5) every underwriter and (6) pursuant to section 15, every control person of the issuer. 15. U.S.C. §77k(a)(1)-(5).

Section 11 of the Securities Act of 1933 provides for a cause of action "[i]n case any part of the registration statement, when such part became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading". 15 U.S.C. § 77k(a).

Defendants concede scienter is not an element of a section 11 claim.[7] Aegon Mem. at 31 & n.27. All five categories of persons listed above are liable for negligent material misstatements or omissions in the prospectus and registration statement. Further, the issuer is liable even for innocent material misstatements or omissions.[8] In re Medirisk, Inc. Sec. Litig., No. 1:98-CV-1922-CAP, slip op. at 4 (N.D. Ga. Oct. 16, 2000)(Ex. D hereto) (citing In re Stac Elecs. Sec. Litig., 89 F.3d 1399, 1404 (9th Cir. 1996) (quoting Herman & MacLean v. Huddleston, 459 U.S. 375, 382, (1983)). Accord Lone Star Ladies Inv. Club v. Schlotzsky's Inc., 238 F.3d 363, 369 (5th Cir. 2001) (noting one of the "hornbook principles of securities law" that the liability of an issuer for a material misstatement or omission in a registration statement is "'virtually absolute'"); In re Initial Public Offering Sec. Litig., 241 F. Supp. 2d 281, 343 (S.D.N.Y. 2003) (hereafter IPO Litigation) ("'An issuer has absolute liability for any misrepresentations or omissions' ") (quoting In re Ann Taylor Stores Sec. Litig., 807 F. Supp. 990, 998 (S.D.N.Y. 1992)).

The law imposes "a stringent standard of liability on the parties who play a direct role in a registered offering," Herman & MacLean, 459 U.S. at 381-82, while placing a "relatively minimal burden" on a plaintiff who brings a claim

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[7] The WMA defendants have adopted in full the arguments in the Aegon Memorandum, including those related to the applicable pleading standard. WMA Mem. at 1 n.1. Therefore, to the extent that the Aegon Defendants have conceded certain points, the WMA Defendants may be deemed to have made the same concessions.

[8] We discuss in detail infra each defendant herein and on what basis it fits into each of these categories.

under this section. Id. at 382.

In order to state a Section 11 claim, . tiff must allege "(1) that the registration statement contained an omissi srepresentation, and (2) that the omission or misrepresentation was materia . it would have misled a reasonable investor about the nature of hi: vestment." Sherleigh Assocs., LLC v. Windmere-Durable Holdings, Inc., Supp. 2d 1255, 1269 (S.D. Fla. 2000). Defendants grudgingly concede all e. See Aegon Mem. at 31 & n.27.

A recent decision by Judge Scheindl Southern District of New York contains a very extensive and cogent analy e pleading standards under section 11. It underscores the proposition d above that a plaintiff's burden under section 11 is "relatively minimal" be at section " 'was designed to assure compliance with the disclosure prov f the [Securities] Act by imposing a stringent standard of liability o ties who play a direct role in a registered offering'." IPO Litigation, 241 2d at 343 (quoting Herman & MacLean, 459 U.S. at 381-82). Under sec a plaintiff "need only show a material misstatement or omission to estab prima facie case." Id. at 336.[9] Accord In re Unicapital Corp. Sec. Litig., upp. 2d 1353, 1363 (S.D. Fla. 2001); In re Twinlab Corp. Sec. Litig., 10 . 2d 193, 201 (E.D.N.Y. 2000) ("Section 11 . . . requir[es] simply that the allege that he purchased the

[9] In the IPO Litigation, the plaintiffs sued 309 iss nderwriters and thousands of individual defendants.

security and that the registration statement contains false or misleading statements concerning a material fact."); Medirisk, No. 1:98-CV-1992-CAP, slip op. at 4. The IPO Litigation Court concluded that under section 11, a "'plaintiff need not plead fraud, reliance, motive, intent, knowledge or scienter under Section 11.'" IPO Litigation, 241 F. Supp. 2d at 342 (quoting In re MobileMedia Sec. Litig., 28 F. Supp. 2d 901, 923 (D.N.J. 1998)); see Medirisk No. 1:98-CV-1992-CAP, slip op. at 4 (as to scienter); Degulis v. LXR Biotechnology, Inc., 928 F. Supp. 1301, 1310 (S.D.N.Y. 1996).

A plaintiff's pleading burden under section 12 is virtually identical to his or her burden under section 11. Section 12(a)(2) of the Securities Act of 1933 provides for a similar cause of action by a purchaser against the seller, based upon material misstatements and omissions in prospectuses and oral communications.[10] 15 U.S.C. § 77*l*(a)(2). As under section 11, plaintiffs alleging a violation of section 12(a)(2) must plead only a material misstatement or omission. See Shaw v. Digital Equip. Corp., 82 F.3d 1194, 1223 (1st Cir. 1996). Defendants concede these principles. Aegon Mem. at 31.

[10] As detailed later in this memorandum, the method of measuring damages differs between section 11 and section 12. While section 11 measures damages based on the difference between the price paid for the securities and their true value, section 12 employs a rescissory measure of damages.

B. The Complaint Meets the Notice Pleading Standards of Rule 8(a). The Sounds in Fraud Doctrine Under Rule 9(b) is Never Applicable to Claims Under Sections 11 and 12 of the Securities Act; Even if Applicable, This Complaint Meets the Requirements of Rule 9(b)

Notice pleading, the simplified pleading standard set by Rule 8(a) of the Federal Rules of Civil Procedure, " 'applies to all civil actions, with limited exceptions' " for claims of fraud and mistake. IPO Litigation, 241 F. Supp. 2d at 322 (quoting Swierkiewicz v. Sorema, N.A., 534 U.S. 506, 513 (2002)). Defendants concede that, under the plain language of the Securities Act, fraud is not an element of a claim under either section 11 or section 12. Aegon Mem. at 29-31 & n.27; see Shaw, 82 F.3d at 1223; In re Ins. Mgmt. Solutions Group, Inc. Sec. Litig., No. 8:00-cv-2013-T-26MAP, 2001 U.S. Dist. LEXIS 9962, at *25 (M.D. Fla. July 11, 2001); Sherleigh Assocs., LLC, 178 F. Supp. 2d at 1269; Unicapital Corp., 149 F. Supp. 2d at 1363 (citing Herman & MacLean, 459 U.S. at 381-82); In re Websecure, Inc. Sec. Litig., 182 F.R.D. 364, 367 (D. Mass. 1998).

Nevertheless, defendants make a stab at an argument that the pleading requirements of Fed. R. Civ. P. 9(b), which require that fraud claims be pled with particularity, are applicable to the section 11 and 12 claims here because the factual allegations of this complaint "sound in fraud." Aegon Mem. at 32-33. To be sure, the Federal Circuit and District courts are somewhat divided on this issue. As set forth below, even though District Judges within this Circuit (including this Court) have applied the "sound in fraud" doctrine to section 11 claims, we respectfully submit that the better reasoned analysis -- especially in light of the very recent United States Supreme Court decision in Swierkiewicz, 534

U.S. at 511-12, 515 -- is that Rule 9(b) is never applicable to section 11 and 12 claims under the Securities Act. Moreover, even if applicable to section 11 and 12 claims that sound in fraud, the doctrine is inapplicable here because this complaint does not sound in fraud. Finally, assuming arguendo that this complaint does "sound in fraud," because the consolidated complaint alleges material misrepresentations and omissions in a written prospectus, the complaint readily meets all of Rule 9(b)'s requirements.

1. Rule 9(b) of the Federal Rules of Civil Procedure, Requiring That Fraud Claims Be Pleaded With Particularity, Does Not Apply To Securities Act Claims Even If They "Sound In Fraud"

The material points in the IPO Litigation decision's analysis were as follows: (1) Notice pleading, the simplified pleading standard set by Rule 8(a), " 'applies to all civil actions, with limited exceptions' " for claims of fraud and mistake. IPO Litigation, 241 F. Supp. 2d at 322 (quoting Swierkiewicz, 534 U.S. at 513); (2) Most significantly, "[w]hether Rule 8(a) or 9(b) is triggered turns on the type of claim alleged (i.e., the cause of action) rather than the factual allegations on which that claim is based." IPO Litigation, 241 F. Supp. 2d at 341. Stated another way, because Rule 9(b) only applies to claims of fraud or mistake, the court should apply the particularity standard of 9(b) only when fraud is an essential element of plaintiff's cause of action, and not simply when the facts alleged by the plaintiff may encompass intentional conduct; and (3) therefore, "[b]ecause a Section 11 [and section 12] claim is not a fraud claim, Rule 8(a) applies." Id. at 342. As the IPO Litigation Court succinctly concluded, "a plaintiff cannot be required to plead

something it need not prove." Id. at 339 (emphasis in original).

In Leatherman v. Tarrant County Narcotics Intelligence & Coordination Unit, 507 U.S. 163 (1993), the Supreme Court held that federal courts may not apply a heightened pleading standard "outside the two specific instances—fraud and mistake—explicitly found in [Rule 9(b)]." In re NationsMart Corp. Sec. Litig., 130 F.3d 309, 315 (8th Cir. 1997) (citing Leatherman, 507 U.S. at 168). The Supreme Court recently reaffirmed its Leatherman decision, holding that:

> It thus seems incongruous to require a plaintiff, in order to survive a motion to dismiss, to plead more facts than he may ultimately need to prove to succeed on the merits. . . .
>
> A requirement of greater specificity for particular claims is a result that "must be obtained by the process of amending the Federal Rules, and not by judicial interpretation."

Swierkiewicz, 534 U.S. at 511-12, 515 (quoting Leatherman at 168).

As the Eighth Circuit has similarly stated,

> a pleading standard which requires a party to plead particular facts to support a cause of action that does not include fraud or mistake as an element comports neither with Supreme Court precedent nor with the liberal system of "notice pleading" embodied in the Federal Rules of Civil Procedure.

In re NationsMart Corp., 130 F.3d at 315 (8th Cir. 1997) (citing Leatherman, 507 U.S. at 168). Accord Schwartz v. Celestial Seasonings, 124 F.3d 1246 (10th Cir. 1997).

The IPO Litigation decision then went on to analyze in great detail the First, Third, Fifth, Seventh and Ninth Circuit decisions that defendants claimed had applied the sound in fraud doctrine to section 11 claims. 241 F. Supp. 2d at 339-40. The IPO Litigation Court found that the conclusion that these circuits had applied the sound in fraud doctrine was "somewhat exaggerated," id. at 339, and observed that only the Ninth Circuit had taken an unequivocal stance in favor of applying the doctrine. Id. at 340. The IPO Litigation Court also found that even the "Ninth Circuit has now signaled its desire to move away from rigid application of the sound in fraud doctrine" (citing the very recent Vess decision discussed infra.). We refer this Court to this extensive discussion.[11] Id.

The defendants cite only one case in their analysis of this issue (Aegon Mem. at 32-33), Taam Assoc. v. Housecall Med. Res., Inc., No. 1-96-CV-2214A-JEC, 1998 U.S. Dist. LEXIS 22372 (N.D. Ga. Mar. 30, 1998), a Northern District of Georgia case decided before the Supreme Court's decision in Swierkiewicz. This Court's decision in Medirisk also was handed down before Swierkiewicz.

Accordingly, whether the facts alleged in support of a Securities Act claim also can be said to "sound in fraud" we submit should be irrelevant to the pleading standard the complaint must meet to withstand a motion to dismiss. Federal Rule of Civil Procedure 8, not Rule 9, is applicable to claims under sections 11 and 12

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[11] This Court stated in its Medirisk decision (at 5) that the First Circuit has applied the sound in fraud doctrine. While the First Circuit did find in Shaw that claims under sections 11 and 12 "may yet sound in fraud", the Court there nevertheless declined to hold the plaintiffs to the particularity requirements of Rule 9(b). Shaw, 82 F.3d at 1223.

of the Securities Act.

2. Even if the "Sounds in Fraud Doctrine" Is in Some Instances Applicable to Section 11 and 12 Claims, It Is Inapplicable Here Because the Complaint Does Not Sound in Fraud

We respectfully submit that the argument set forth below may be unnecessary because it is predicated upon what we submit is the now discredited argument that even though it is indisputable that fraud is not an element of a section 11 or section 12 claim, there still are instances where the "sound in fraud" doctrine should apply.

Nevertheless, defendants' correctly argue that some courts have held that Rule 9(b) sometimes will apply to Securities Act claims when, and only when, those claims "sound in fraud", even though these very same courts acknowledge that scienter, the key element of a fraud claim, is not required to prove a section 11 or 12 claim. See, e.g., Shaw, 82 F.3d at 1223; In re Adams Golf, Inc. Sec. Litig., 176 F. Supp. 2d 216, 229 (D. Del. 2001); Medirisk, No. 1:98-CV-1992-CAP, slip op. at 4-5 (as to scienter).

The case law is clear that if the complaint does not allege scienter or claim that the defendants' conduct was fraudulent, then the claims alleged do not "sound in fraud." See, e.g., Evergreen Fund Ltd. v. McCoy, No. 00 C 0767, 2000 U.S. Dist. LEXIS 16876, at *15 (N.D. Ill. Nov. 6, 2000) (holding that the complaint did not sound in fraud because "[t]he allegations do not contain references to fraud"). In those cases, the claims cannot be dismissed under Rule 9(b), because Rule 9(b) is inapplicable. E.g., In re Enron Corp. Secs., Derivative & ERISA Litig., 235 F.

Supp. 2d 549, 596 (S.D. Tex. 2002) (citing Lone Star Ladies Inv. Club, 238 F.3d at 368); Holmes v. Baker, 166 F. Supp. 2d 1362, 1372 (S.D. Fla. 2001) (where the complaint does not allege scienter, "[plaintiff's] allegations shall be interpreted as either innocent or negligent misrepresentations and omissions, as opposed to fraudulent misrepresentations and omissions that would trigger Rule 9(b)"); In re Hamilton Bancorp, Inc. Litig., 194 F. Supp. 2d 1353, 1357 (S.D. Fla. 2002) (sustaining Securities Act claims where plaintiff "sufficiently allege[d] liability without resort to scienter"). Whether the misrepresentations stemmed from defendants' negligence or were completely innocent ultimately is immaterial, as even innocent misrepresentations are a basis for liability. Holmes, 166 F. Supp. 2d at 1372.

In addition, allegations that the defendants actually possessed the information they failed to disclose do not constitute averments of fraud -- and, hence, do not invoke Rule 9(b). Shaw, 82 F.3d at 1223; In re Websecure, 182 F.R.D. at 367 (sustaining claims under section 11 and section 12(a)(2)) (citing Shaw). Further, the fact that a complaint contains some suggestions of fraud does not transform the claims therein to fraud claims. Lone Star Ladies Inv. Club, 238 F.3d at 368 (distinguishing the case from one in which "the application of Rule 9(b) was fatal because of 'the complaint's wholesale adoption of the allegations under the securities fraud claims for purposes of the Securities Act claims' ") (quoting Melder v. Morris, 27 F.3d 1097, 1100 n.6 (5th Cir. 1994)) (emphasis in original).

Moreover, "[w]here averments of fraud are made in a claim in which fraud is

not an element" -- such averments do not invoke Rule 9(b) -- and "an inadequate averment of fraud does not mean that no claim has been stated." Lone Star Ladies Inv. Club, 238 F.3d at 368. Rather, in determining whether plaintiffs' Securities Act claims should be sustained, "[t]he proper route is to disregard averments of fraud not meeting Rule 9(b)'s standard and then ask whether a claim has been stated". Id.

When these principles are applied to the consolidated complaint, it is clear that it does not "sound in fraud."[12] Even if the consolidated complaint does allege that some of the defendants may have been aware that the annuities were not appropriate investments for tax-deferred accounts such as plaintiffs',[13] this allegation of knowledge alone does not constitute an averment by plaintiff of intentional deceit. And, the fact that the commissions and fees on annuities are higher than those on mutual funds is not an allegation of motive, it simply explains why variable annuities are not appropriate for tax-deferred accounts. Shaw, 82

[12] Defendants have, by omission, conceded that it is unnecessary to consider the pleading standards of the PSLRA here. The PSLRA does not apply to claims under the Securities Act. See IPO Litigation, 241 F. Supp. 2d at 338.

[13] Aegon's memorandum (at 33) cites paragraphs 3, 15-17, 67, 72-73, 87 and 92-100 of the consolidated complaint as containing averments of fraud. All but one of these paragraphs contains phrases such as the prospectus language: "misled" plaintiffs ¶17; contained material misstatements and/or omissions ¶¶3, 92; or stated the investment was appropriate for a retirement account. ¶72. Since section 11 liability can be predicated upon negligent or even innocent misrepresentations or omissions, see cases supra, and a purchaser can be "misled" by an innocently or negligently made statement as well as by a fraudulently made one, these phrases do not constitute averments of fraud. See, e.g., Holmes, 166 F. Supp. 2d at 1372. Only paragraph 67 contains the word "deceived," and therefore might constitute an averment of fraud.

F.3d at 1223; In re Websecure, 182 F.R.D. at 367. It is equally possible that defendants were negligently inattentive to this issue or mistakenly thought the disclosures they made were sufficient. In either event, they may be liable under sections 11 and 12 even if their conduct does not rise to the level of "fraud."

Further, if for the purposes of this discussion the Court assumes arguendo (though plaintiffs certainly do not concede because it is not the fact) that the consolidated complaint contains averments of fraud and that these averments fail to meet the particularity requirements of Rule 9(b),[14] the Court then must disregard the inadequate averments of fraud. Lone Star Ladies Inv. Club, 238 F.3d at 368. If the few alleged averments of knowledge and intent noted by defendants are then disregarded, Aegon Mem. at 32-33, it is obvious that more than sufficient allegations remain to state claims under section 11 and section 12 for innocent or negligent misrepresentation or omission.

The complaint here extensively identifies each prospectus, CC ¶¶91(a)-(c); alleges that each of the referenced documents "contained the same or similar misrepresentations", CC ¶92; quotes specific language from a typical prospectus as being a misrepresentation, CC ¶¶94-95; and specifically states numerous material omissions required to be stated or which were necessary to make the prospectus statements not misleading. CC ¶¶96-100.

[14] Defendants argue not only that the consolidated complaint sounds in fraud, but that it does not even meet the notice pleading standard of Rule 8(a). Aegon Mem. at 33. As discussed below, however, any averments of fraud in the consolidated complaint in fact do meet the requirements of Rule 9(b), thereby rendering moot the question of whether Rule 9(b) actually applies.

Contrary to defendants' assertions, Aegon Mem. at 31, Rule 8(a) does not require the plaintiffs to plead facts in support of their claims. See Higgs v. Carver, 286 F.3d 437, 439 (7th Cir. 2002) (holding that a complaint "cannot be dismissed on the ground that it is conclusory or fails to allege facts"); IPO Litigation, 241 F. Supp. 2d at 323 ("Rule 8(a) does not require plaintiffs to plead the legal theory, facts or elements underlying their claim"; analyzing the Form pleadings contained in the Appendix to the Federal Rules of Civil Procedure). Sufficient notice of a Securities Act claim is provided when the complaint alleges a misleading statement or omission of a material fact. Herman & MacLean, 459 U.S. at 382; Sherleigh Assocs., LLC, 178 F. Supp. 2d at 1269; In re Twinlab Corp., 103 F. Supp. 2d at 201. This consolidated complaint goes far beyond these requirements.[15]

3. Even if Rule 9(b) Applies, the Consolidated Complaint Satisfies the Particularity Requirement, Because It Sets Forth the "Who, What, When, Where and How" Of the Fraud. Where a Written Prospectus Is Involved, As Here, Rule 9(b) Is Met Virtually as a Matter of Law

Even if Rule 9(b) is applicable here, the consolidated complaint readily meets its requirements, especially because this action is based upon alleged misstatements and omissions in a written, uniform prospectus.

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[15] It is "remarkably easy" for a plaintiff to properly plead a claim under Rule 8(a), IPO Litigation, 241 F. Supp. 2d at 322, which requires only a "short and plain statement of the claim." Fed. R. Civ. P. 8(a)(2). The complaint "need not provide anything more than sufficient notice to permit defendant to file an answer." IPO Litigation, 241 F. Supp. 2d at 324.

Rule 9(b) provides that "[i]n all averments of fraud or mistake, the circumstances constituting fraud or mistake shall be stated with particularity." Fed. R. Civ. P. 9(b). "Particularity", as used in Rule 9(b), has been defined as "'the who, what, when, where, and how'" of the alleged fraud. Gross v. Medaphis Corp., 977 F. Supp. 1463, 1470 (N.D. Ga. 1997) (quoting DiLeo v. Ernst & Young, 901 F.2d 624, 627 (7th Cir. 1990) (Easterbrook, J.)).

The enhanced pleading requirements of Rule 9(b), however, are not intended to completely eviscerate the notice pleading standard of Rule 8(a). Rather, the two rules must be read in harmony, IPO Litigation, 241 F. Supp. 2d at 326-27 (collecting cases), and courts are warned against "so tightening the requirements of pleading that [p]laintiffs must plead evidence . . .". Sherleigh Assocs., LLC., 178 F. Supp. 2d at 1270.

If a Securities Act claim is held to sound in fraud, the complaint must specify "(1) what statements or omissions were made in what documents or oral representations, (2) who made the statements, (3) the time and place of the statements, (4) the content of the statements and manner in which they misled the plaintiff, and (5) what benefit the defendant gained as a consequence of the fraud". Medirisk, No. 1:98-CV-1922-CAP, slip op. at 6; Accord In re Theragenics Corp. Sec. Litig., 105 F. Supp. 2d 1342, 1348 (N.D. Ga. 2000) (same) (citing Brooks v. Blue Cross & Blue Shield, 116 F.3d 1364, 1371 (11th Cir. 1997)); Evergreen Fund, Ltd., No. 00-C-0767, 2000 U.S. Dist. LEXIS 16876, at *15 (N.D. Ill. Nov. 1, 2000) (holding that, although plaintiff's Securities Act claim did not sound in fraud and Rule 9(b) did not apply, the complaint nevertheless met the particularity

requirement).

What is self-evident from these cases is that where the alleged material misstatements and omissions are contained in a uniform, written document, such as a prospectus filed with the SEC, a fortiori, the first three and one-half of the five elements of the Theragenics, Medirisk test will more or less automatically be met -- (1) what statements or omissions were made in what documents; (2) who made the statements, (3) the time and place of the statements, and (4) the content of the statements.

In Theragenics, 105 F. Supp. 2d at 1350, the court held that the plaintiffs had met the requirements of Rule 9(b) and properly alleged a claim under section 10(b) of the Securities Exchange Act of 1934.[16] There, the plaintiffs identified ten statements they contended were false or misleading, id. at 1349. They identified, by type and date, the documents (including certain SEC filings) containing the statements. Id. at 1349-50. These allegations, the court held, satisfied the requirements that plaintiffs "set forth precisely what statement or omission was made, in what document or oral representation it was made, who made the statement, the time and place of the statement, and the content of the statement." Id. at 1350. Further, the plaintiffs alleged that they were misled by the statements

[16] Because a section 10b claim is always a fraud claim, Rule 9(b) will always apply. The particularity standard for Securities Act claims that sound in fraud is the same as the standard applied to section 10b claims. Section 10b claims, however, are also subject to the pleading standards of the PSLRA. As noted earlier, and as defendants implicitly concede, the PSLRA does not apply to Securities Act claims and therefore is not addressed here. See supra n.3.

"and were enticed into purchasing Theragenics common stock" based on the statements. Id. The court held that these allegations "stated the manner in which the Defendants misled the Plaintiffs and . . . identified the benefit Defendants gained as a consequence of the alleged fraud." Id.

Plaintiffs' allegations in the consolidated complaint here are analogous to those held sufficient in Theragenics under the specificity requirements of Rule 9(b). The consolidated complaint identifies, by title, date and author, the SEC filings containing the alleged material misstatements and omissions, and specifically identifies dozens of prospectuses and statements of additional information. CC ¶¶91(a)-(c). The consolidated complaint then alleges that each of the referenced documents "contained the same or similar material misrepresentations (in essentially identical language)". CC ¶92. The consolidated complaint identifies (and attaches as exhibits) specific, written "disclosure statements" not filed with the SEC. CC ¶¶91(d)-(e). See also CC ¶88.

The consolidated complaint then sets forth the text of prospectus language used during the Class Period. CC ¶94. The consolidated complaint next expressly alleges that the language of the prospectus "is a material misrepresentation because it recommended tax-deferred variable annuities for tax-deferred retirement accounts." CC ¶95.

The consolidated complaint then specifically alleges in paragraph 96 that all of the prospectuses, statements of additional information, contracts and written disclosures referenced in the complaint failed to disclose the following material facts (among others):

- the deferred annuities defendants offered for sale are not appropriate investments for, and are unsuitable investments for, placement into the purchasers' tax-deferred qualified retirement plans. CC ¶97.

- tax benefits (at least as great as those obtained from a variable annuity) were available from an investment in every one of the following types of contributory (not defined benefit) retirement plans or arrangements qualified for favorable income tax treatment pursuant to Internal Revenue Code sections 401(a), 401(k), 403(a), 403(b), 408(a), 408(b), 408(k), 408(p), 408A, or 457. CC ¶98.

- the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is duplicative and unnecessary. CC ¶99.

- the purchase of a tax-deferred annuity in an already tax-deferred retirement account increases the total amount paid by the investor while providing only the same or lesser tax benefit to the investor. CC ¶100.

The consolidated complaint alleges that these material omissions and misrepresentations were contained in "the uniform, written, advertising materials, sales presentation materials, prospectuses, contracts, disclosures, and other written documents prepared, approved, and disseminated by defendants in selling deferred annuities to plaintiffs and other members of the class." CC ¶101. See CC ¶¶88, 90.

As in Theragenics, plaintiffs have thus set forth the statements and omissions made, the documents in which they were contained, who made the statements, the time and place of the statements, the contents of the statements and the relevance of the misstatements or omissions. Theragenics, 105 F. Supp. 2d at

1350.

Further, as in part of point (4) and point (5) of the Theragenics and Medirisk criteria, the consolidated complaint alleges that plaintiffs and other members of the class were misled by the misstatements and omissions into believing that the variable annuities were a suitable investment when, in fact, the annuities provided plaintiffs no additional tax benefit. CC ¶¶4,67, 95, 102. As a result of the material misstatements and omissions, the consolidated complaint alleges, plaintiffs purchased the annuities. CC ¶102. Plaintiffs were damaged in that defendants were paid by plaintiffs and the Class tens of millions of dollars from various charges and fees on the variable annuities features, which were assessed against the purchasers, such as annual mortality and expense-risk charges, insurer's fees, administration charges, policy maintenance charges, and surrender fees and contingent deferred sales charges, none of which plaintiffs would have paid but for their purchases based upon defendants' unlawful conduct. CC ¶¶102, 124-36.

Thus, the consolidated complaint sets forth in great detail the manner in which defendants misled plaintiffs and the benefit defendants gained as a consequence of their wrongful conduct.[17] Theragenics, 105 F. Supp. 2d at 1350. Accordingly, plaintiffs have satisfied the particularity requirements of Rule 9(b).

[17] In contrast, in both Taam Assocs. Inc. v. Housecall Med. Res., Inc., No. 1-96-CV-2214A-JEC, 1998 U.S. Dist. LEXIS 22372 (N.D. Ga. 1998) and Rudd v. Suburban Lodges of Am., Inc., 67 F. Supp. 2d 1366 (N.D. Ga. 1999), cited by the defendants (Aegon Mem. at 31), the plaintiffs failed to allege the way in which they were misled by the defendant's misrepresentations. Rudd, 67 F. Supp. 2d at 1373; Taam, 1998 U.S. Dist. LEXIS 22372, at *21.

4. The Complaint Satisfies Rule 8(a)

In order to fog the analysis, defendants, particularly Aegon, argue that plaintiffs have also failed to satisfy the requirements of Rule 8(a). As we shall demonstrate below, these arguments should be given short shrift and rejected by this Court.[18]

II.

As A Matter of Law, the Complaint Satisfies Rule 8(a) Because the Three Plaintiffs Seek to Sue on Behalf of All Class Members Who Purchased the Annuities Under Dozens of Separate Prospectuses Containing Similar Material Misstatements and Omissions

First, defendants assert (Aegon Mem. at 34-35, 43-45) that the three class representatives here, who purchased the variable annuities under at most a handful of different prospectuses, cannot bring a class action on behalf of a class of persons who purchased variable annuities under dozens of prospectuses that were issued

[18] Defendants also contend that under the Castillo v. Nationwide Financial Services, Inc., No. 98CVH 10-8393 (Franklin County Ct. Ohio Nov. 4, 2002) decision cited by Aegon (Mem. at 22 n.20), this case should be dismissed at the motion to dismiss stage because the complaint misuses the term of art "IRA." Castillo is easily distinguishable. As a threshold matter, that case was decided upon summary judgment, not a motion to dismiss, under state and not federal law (slip op. at 1). Further, the plaintiff testified that no false statements were made to her (at 5). Lastly, Aegon claims its documentation shows that none of the three plaintiffs here purchased a tax-deferred annuity for an already tax-deferred retirement account, as alleged in the complaint and declarations. Since there has been no discovery, as in Castillo, this issue is one for summary judgment and not for a motion to dismiss. Further, at least some of the documentation submitted by plaintiffs indisputably demonstrates that plaintiff Hughes bought the variable annuity at issue here for a Roth IRA. Hughes Decl. ¶¶4, Exs. 2 (last page), 3, 5 (last page). And, the three plaintiffs here state in their declarations that their purchases were made for tax-deferred accounts: a rollover IRA in the case of Johnson, Decl. ¶¶13-14; a Roth IRA in the case of Hughes, Decl. ¶4 and exhibits; and a simple IRA in the case of Gerin. Decl. ¶7.

and underwritten by the very same defendants (who were affiliated with each other and owned by the same parent) and where the prospectuses contain identical or very similar language, or where the language (even if not very similar) caused the same material misstatements and omissions. As noted at the beginning of this paragraph, Aegon makes this argument in two different sections of its brief.

Although Aegon couches its argument in terms of "standing" and "injury" to the class representatives, Aegon mixes apples and oranges in an attempt to befog a clear cut issue. A named plaintiff might have his action dismissed, or a class representative might be found inadequate, if they personally could not allege the elements of their claim or allege injury. But, the legal question raised by defendants, albeit in a misleading light, is whether a class representative who bought through one prospectus and has personally alleged the elements of his claim can represent a class which includes others who bought through separate but similarly worded prospectuses or prospectuses (regardless of the exact language) containing the same material misstatements or omissions?

That issue (we submit) should not be before this Court on a motion to dismiss since such a motion is not addressed to the named plaintiff's claims. The appropriate stage of the litigation for that issue is the class certification motion. Indeed, all courts which have addressed the issue have done so at the class certification stage.

If this Court nevertheless addresses this issue at the pleading stage, which we submit it should not, then we shall demonstrate that in those instances were the courts have discussed this issue, i.e., on class certification, the courts have held that

persons who purchased under one offering document may represent a larger group of other persons who purchased under different offering documents that contain essentially the same material misstatements or omissions. Hence, it is permissible for the plaintiffs-class representatives to sue defendants who were not involved in their personal transactions but who were involved in the sales transactions with other members of the Class.

For example, in Frietsch v. Refco Inc., No. 92-C-6844, 1994 U.S. Dist. LEXIS 312, at *16-17 (N.D. Ill. Jan. 12, 1994), the court granted the class certification motion and rejected defendants' assertion that plaintiffs could not adequately represent a class of individuals who invested in eight investment pools because the proposed class representatives were not members of all eight such pools. Defendants argued that Refco was not mentioned in all prospectuses and that the prospectuses relating to the different pools were issued by different promoters. Id. at *19-22. The court found that the differences cited by defendants were immaterial, particularly because "the descriptions of the risks and rewards of investment . . . . were similar." Id. at *21. The court went on to hold that "whether the prospectuses were promoted by different entities does not matter, so long as the representations were similar." Id. at *21-22. Thus, Frietsch holds that: (1) it is unnecessary for class representatives to include investors in each of the funds at issue in a particular suit and (2) the class representatives may sue defendants who were not involved in their personal transactions.

The Frietsch court followed the reasoning set forth in Retired Chicago Police Ass'n v. Chicago, 141 F.R.D. 477, 487 (N.D. Ill. 1992). There, plaintiffs were

members of one city pension plan, seeking to represent members of four city pension plans, including their own. Although the court denied the class certification motion, its decision was based on the fact that the misrepresentations alleged in the complaint were almost exclusively oral and, on their class certification motion, plaintiffs submitted evidence only with respect to the oral communications to the class members and wholly ignored those few written communications that had occurred. Thus, plaintiffs had failed to provide evidence that the representations made to the members of the three pension plans of which plaintiffs were not members were substantially similar to those made to the pension plan to which they belonged. The court continually emphasized the difference between oral communications and written communications that are demonstrably uniform. The court went so far as to note that class treatment based upon oral communications would be appropriate where "essentially identical representations were made to all members of the proposed class." The logic underlying Retired Chicago Police Ass'n demonstrates why the lead plaintiff and additional plaintiffs here can represent those class members who bought different variable annuity products under different prospectuses, but where the prospectuses generally make the same misstatements and contain the same omissions.

Similarly, in Diehl v. Twin Disc., No. 94-C-50031, 1995 U.S. Dist. Lexis. 7569, at *9, *11 (N.D. Ill. May 30, 1995), two individuals who had purchased insurance under only one or two of six insurance agreements sought to represent a class of persons who had purchased such insurance under six different agreements. The court found *one* of these individuals, who had purchased insurance under only

one of the agreements, to be an adequate representative for the entire class, because that individual's claims and the claims of the class all arose from the same event (defendants' modification of their health insurance plans), and involved common issues (whether defendants had made binding promises concerning the benefits that plaintiffs would receive, and whether defendants breached their fiduciary duties in changing those benefits). Here again, a court found that a plaintiff who claimed benefits as a member of one group was a proper representative of members of five additional similar groups.[19]

Finally, in In re Painewebber Ltd. Pshps. Litig., 171 F.R.D. 104, 123, 134 (S.D.N.Y. 1997), the court held that plaintiffs who were investors in twenty of seventy defendant partnerships were adequate class representatives for all 70 partnerships because their claims were "materially indistinguishable from those of other Class Members." Defendants in that case were alleged to have implemented a scheme of charging excessive commissions and fees, and of falsely marketing the partnerships as low risk investments appropriate for use as retirement funding and as alternatives to tax free bonds, through the use of "Uniform Sales Materials" and broker "scripts" which they encouraged plaintiffs to read in lieu of the prospectuses

[19] While the Diehl court certified the class on claims of breach of contract under the Labor Relations Act, breach of the terms of the insurance plan, and breach of fiduciary duty, it denied certification on a claim of promissory estoppel, holding that plaintiffs failed to show that at least 120 separate oral representations made to them over an eighteen year period were standard and uniform, and that even if they could make this showing, the estoppel claim could not proceed as a class action because it would require individualized inquiry into the reasonableness of reliance in various individual circumstances. These facts are not present here.

associated with the relevant partnerships. The court, in certifying the class, noted that there were no inherent conflicts between class members who had purchased shares in different partnerships that precluded class certification.

The cases cited by defendants are wholly inapposite.[20] As in Paine Webber

[20] The cases cited by the Aegon defendants in support of their arguments regarding standing (Aegon Mem. at 34-35, 43-45) are inapposite. Here, plaintiffs are able to individually demonstrate the elements of their claims and, therefore, may represent the class on related claims, based on the same conduct and injury, though the claims may arise from a slightly different factual context. The majority of the cases cited by defendants, however, involve plaintiffs who failed to sufficiently allege the elements of their own claims. See Bresson v. Thomson McKinnon Sec., Inc., 641 F. Supp. 338 (S.D.N.Y. 1986) (certain of named plaintiffs' claims were barred by the statute of limitations while, as to fraud claims, plaintiffs failed to identify the documents in which the fraudulent statements were made, or who made them); Franze v. Equitable Assur., 296 F.3d 1250 (11th Cir. 2002) (representative plaintiff's claims barred by statute of limitations); Griffin v. Dugger, 823 F.2d 1476 (11th Cir. 1987) (plaintiff who had passed written employment exam and been hired could not bring claim based on use of written employment exam, because he had not been harmed); Salisbury v. Purdue Pharma, L.P., 166 F. Supp. 2d 546 (E.D. Ky. 2001) (in considering whether plaintiff had fraudulently joined defendants for purpose of destroying diversity and forcing removal to state court, court found that plaintiff had failed to allege that defendant pharmacies had sold drugs to them or to any member of the class); Tillman v. R. J. Reynolds Tobacco Co., 253 F.3d 1302 (11th Cir. 2001) (in products liability case against tobacco company, individual defendants named in complaint were not alleged to have had any involvement in the design, manufacture or labeling of company's cigarettes and, further, were not even employed by the company during the relevant time period). Another of the cases cited by defendants, Lewis v. Casey, 518 U.S. 343 (1996), was a review of a decision following trial. The Court reversed the grant of broad injunctive relief on the grounds that only one named plaintiff had proven his claims. The Lewis Court held that "[[w]hile] the general allegations of the complaint in the present case may well have sufficed to claim injury by named plaintiffs, and hence standing to demand remediation, with respect to various alleged inadequacies in the prison system .... [t]hat point is irrelevant now ... for we are beyond the pleading stage." Id. at 357 (emphasis added). In the remaining two cases cited by defendants, the claims of the class members arose from widely divergent factual contexts. In Prado-Steiman v. Bush, 221 F.3d 1266 (11th Cir. 2000), the court, in deciding a motion for class certification, found "sharp differences" in the type of conduct alleged and type of injury suffered by the class members. All plaintiffs sought redress against various state officials for issues related to the plaintiffs receipt (or non-receipt) of health care services through a state program. Id. at 1281. The similarities, however, ended there. Some individuals had applied for, and been approved to (continued...)

and the other cases discussed above, here, the lead and additional plaintiffs are adequate class representatives for the class as a whole due to their investment in a number of Aegon variable annuities, which were offered under the prospectuses at issue. The prospectuses under which plaintiffs purchased contain identical or very similar language concerning the purchase of annuities for already tax-deferred retirement accounts which is substantially identical to the language in prospectuses associated with all of the variable annuities sales at issue in this suit. This is the language upon which this case turns, for all class members.

Accordingly, Aegon's broad brush statement (Aegon Mem. at 34) -- "that plaintiffs are trying to represent a class does not give them license to bring suit based on transactions that did not involve them. A named plaintiff must have individual standing to assert each of the claims being raised on behalf of the class" -- is flatly contradicted by the case law, which expressly holds that class

(...continued)

receive, services, but received inadequate, inappropriate or untimely care. Id. Others applied for services but were denied without notice and opportunity for a hearing. Id. Still others had applied for services but were still awaiting adjudication. Id. The circumstances of Prado-Steiman are completely unlike this case, where plaintiffs all received identical prospectuses containing the same or substantially similar misrepresentations and omissions, all purchased the annuities based on these misrepresentations and omissions and all suffered monetary injury. Plaintiffs in Christiansen v. Beneficial Nat'l Bank, 972 F. Supp. 681 (S.D. Ga. 1997) also sought relief for divergent claims. There, plaintiffs named as defendants several lenders with no relationship to each other or to a tax preparer alleged to be their agent, though the named plaintiffs had not received loans from them. In contrast, in this case, defendants are affiliates, subsidiaries or parents of other defendants with which the named plaintiffs had contact and which distributed, marketed, sold or solicited the sale of the annuities by means of the same documents containing the same misrepresentations and omissions.

representatives may bring suit upon offering documents for different transactions even under those which the representatives did not purchase, where the documents at issue contained the same or similar language or, regardless of the precise language, contained the same or similar material misstatements and omissions. To be sure, this is the very purpose of a class action, to adjudicate together many actions containing common issues of law or fact to achieve a common, binding and expeditious result.

Lastly, and significantly, the issuer for all the prospectuses issued by the WRL Series Annuity Account B which were incorporated in the consolidated complaint, CC ¶91(c) was WRL, the issuer from whom defendants purchased their variable annuities. See SEC EDGAR website. Similarly, concerning all the prospectuses incorporated by reference which were used to sell the WRL Series Fund, Inc., CC ¶91(a), the annuity fund shares were "sold" by WRL Series Fund, Inc. to the defendant issuers and underwriters herein, who then issued the variable annuities in dispute. See EDGAR website.

III.
Plaintiffs Have Adequately Pled a Factual Basis for Their Claims

Defendants assert that plaintiffs have not pled a factual basis for their claims. Aegon Mem. at 33-43. Defendants assert, for example, that the plaintiffs do not identify their purchases, the relevant documents containing the alleged material misstatements and omissions, or the particular elements of section 11 and 12 claims. However, whether based upon the consolidated complaint alone or in

combination with the declarations of the three plaintiffs and proposed class representatives filed herewith, plaintiffs have alleged more than sufficient facts.[21] Each of these arguments is addressed in turn.

A. The Consolidated Complaint Identifies Plaintiffs' Individual Purchases, the Prospectuses Pursuant to Which the Purchases Were Made, and the Remaining Prospectuses Under Which Class Members Purchased

Defendants assert that plaintiffs have not sufficiently identified their purchases. Aegon Mem. at 36. This is incorrect.

1. Plaintiff Johnson's purchases

On or about July 10, 2000, lead plaintiff and proposed class representative Jeffery Johnson bought (for his IRA) a variable annuity issued by defendant WRL. Mr. Johnson bought the variable annuity, whose marketing name was referred to as both "Freedom Wealth Creator" and "Wealth Creator," subject to the March 1, 2000 prospectus which was in effect at that time. He invested approximately $49,000 in the variable annuity. Mr. Johnson had left his previous employer, and

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[21] In support of their motion to dismiss, the defendants have submitted evidentiary material extrinsic to the pleadings. Where it will not prejudice the parties to convert the motion to one for summary judgment, the court is free to consider extrinsic materials submitted on a motion to dismiss. It is particularly appropriate to consider plaintiffs' submissions where the defendant-movant has itself submitted extrinsic evidence in conjunction with its motion. See Howard v. Henderson, 112 F. Supp. 2d 1276, 1277 n.1 (M.D. Ala. 2000). In the alternative, plaintiffs intend to seek leave of court to amend the consolidated complaint to include the facts set forth in the declarations, as Rule 15(a) of the Federal Rules of Civil Procedure requires that leave to amend be freely granted when justice so requires. See Elster v. Alexander, No. C75-1069A, 1982 U.S. Dist. LEXIS 18214, at *15 (N.D. Ga. Mar. 23, 1982). Plaintiffs will ask to have that motion heard at the same time as defendants' motions to dismiss.

was using the monies in his 401(k) plan at his prior employer, to fund a rollover IRA. Johnson Decl. ¶¶13-14; CC ¶75.

The WRL Freedom Wealth Creator variable annuity prospectuses and statements of additional information for May 1, 1998, May 1, 1999, May 1, 2000 and May 1, 2001, are specifically named in the consolidated complaint at paragraph 91(b) (5), and were incorporated therein by reference. The prospectus submitted to this Court on this motion by defendant Aegon is undoubtedly the prospectus under which Mr. Johnson made his purchase. Aegon App. Ex. 7.[22]

2. **Plaintiff Hughes' purchases**

On October 21, 1999, plaintiff and proposed class representative Mary Kathleen Hughes bought a variable annuity issued by WRL. She, too, purchased the "Wealth Creator"/ "Freedom Wealth Creator," which she used to fund her IRA. Her initial investment was for $1,500. Between approximately November 1999 through July 2000, Ms. Hughes made additional monthly purchases of the annuity, also for her IRA, of approximately $200 each. Hughes Decl. ¶¶3-4.

The WRL Freedom Wealth Creator variable annuity prospectuses and statements of additional information for May 1, 1998, May 1, 1999, May 1, 2000

[22] Although the complaint lists Mr. Johnson's prospectus as one included in this action, CC ¶91(b)(5), WMA states that he did not specifically identify it in the complaint's narrative. As set forth in his declaration, when Mr. Johnson met with the representatives of the Georgia Department of Insurance (and they told him he had been sold the annuity through misrepresentation), those individuals borrowed his prospectus and did not return it. Mr. Johnson asked WRL for a copy. They replied that they did not keep old versions, but sent him the essentially identical one (as defendants admit) quoted in the complaint. Johnson Decl. ¶¶4-11.

and May 1, 2001, are specifically named in the consolidated complaint at paragraph 91(b) (5), and were incorporated therein by reference.

3. **Plaintiff Gerin's purchases**

Similarly, plaintiff and proposed class representative Carolyn A. Gerin, made her initial purchase of her WRL "Freedom Conqueror" variable annuity on December 27, 1996. Ms. Gerin made additional purchases of $2,000 each in her variable annuity on July 19, 1999 and January 31, 2000. Her total investment in the Freedom Conqueror variable annuity issued by WRL was $5,323.75. These purchases were for her IRA. Gerin Decl. ¶¶3-7. The WRL Freedom Conqueror variable annuity prospectuses and statements of additional information for May 1, 1998, May 1, 1999, May 1, 2000 and May 1, 2001, are specifically named in the consolidated complaint at paragraph 91(b) (3), and were incorporated therein by reference.

None of the prospectuses or statements of additional information "disclose[d] to the customer" (pursuant to the NASD requirement or otherwise) "that the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary" or that a variable annuity should be purchased "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation."

The analysis immediately above of the consolidated complaint and the three plaintiff's declarations identify the prospectuses under which the named and additional plaintiffs identified in the consolidated complaint purchased their

variable annuity. The prospectus quoted from at length in the consolidated complaint is the WRL Freedom Wealth Creator prospectus, dated May 1, 2001. CC ¶94.

Two of the plaintiffs (Johnson and Hughes) purchased the "Wealth Creator," under the May 1999 and May 2000 prospectuses. Ms. Hughes purchased under the May 1999 prospectus in October 1999 and again monthly beginning in approximately November 1999 through April 2000. Hughes Decl. ¶¶3-4. Mr. Johnson purchased under the May 2000 prospectus in July 2000. Johnson Decl. ¶13. Aegon and WMA concede that the May 2000 prospectus under which Mr. Johnson purchased has "essentially the same language" as the May 2001 prospectus. Aegon Mem. at 24; WMA Mem. at 2-3. The language contained in these two prospectuses is quoted infra in the material misrepresentation and omission section of this brief. The May 1999 prospectus, under which Ms. Hughes purchased, has very similar language, which is at least as materially misleading as the language in the May 2000 and May 2001 prospectuses (see discussion infra).

B. The Consolidated Complaint Clearly Identifies Which Defendants Can Be Persons Liable Under Section 11 And Section 12

Defendants argue (Aegon Mem. at 38-43) that plaintiffs have failed to plead facts to show which named defendants could be persons liable within the meaning of section 11 and section 12 of the Securities Act. Part of defendants' argument concerns their fundamentally flawed position that this action cannot be brought on behalf of a purchaser class that includes persons who purchased variable annuities from other Aegon-owned issuers and underwriters. As analyzed above,

defendants' contention is incorrect.

Beyond that argument, however, the allegations of the consolidated complaint clearly demonstrate that the named defendants are within the scope of defendants contemplated by these sections of the Securities Act.[23]

In connection with plaintiffs' section 11 claim, defendants argue that plaintiffs have not specified what role each defendant played in the alleged wrongdoing. This is flatly incorrect.

Paragraph 138 of the consolidated complaint states which of the named defendants are defendants on the section 11 claim. Paragraph 139 states that these defendants were the issuers and underwriters of the variable annuities sold pursuant to the prospectuses. The role of each of the defendants identified in paragraph 138 and 139 is specifically identified in other paragraphs of the complaint as follows:

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[23] The exact role that a named defendant had in the transaction relates to the legal elements of the claim against them. In this instance, for example, if the complaint identifies a defendant as an issuer and correctly asserts the elements of a claim against an issuer, it is irrelevant on a motion to dismiss whether that the particular defendant is in fact an issuer or an underwriter. This is particularly true where, as here for example, the prospectus and SOAI defendants attach as Exhibit 7 to their memorandum, does not use the word "issuer" even once. After discovery, when the exact role of each defendant has been ascertained (if there is ambiguity), the court, on a motion for summary judgment or after trial, can apply the correct legal standard to that defendant. For example, an underwriter has certain legal affirmative defenses not available to an issuer.

DEFEDANTS NAMED UNDER BOTH SECTIONS 11 AND 12

Defendant	Role of Defendant/ ¶ of Consolidated Complaint	Source
AFSG Securities	Principal underwriter for Aegon/ WRL of the annuities bought by the three named plaintiffs ¶35	Johnson and Hughes prospectus: CC ¶91(b)(5), Aegon Ex. 7 at 27.
PFL	Underwriter for Aegon ¶39	
WRL	Issuer of prospectuses for the annuities bought by the three plaintiffs here ¶45	Johnson and Hughes prospectus: CC ¶91(b)(5), Aegon Ex. 7.
WRL Series Fund	Issuer ¶46	
Bankers Life	Underwriter for Aegon ¶49	
ABC Corp. 1-99	Underwriter for Aegon ¶52	

The consolidated complaint further alleges that "[t]hese defendants participated in preparation of, issued, caused to be issued and participated in the issuance of the Registration Statements, prospectuses and SOAIs (if any), contracts, disclosures and other written documents". CC ¶141. These allegations are more than sufficient to meet any legal standard, whether under Rule 8(a) or 9(b).

Defendants' cases are inapposite, even beyond the fact that all applied Rule 9(b). In Strategic Income Fund, L.L.C. v. Spear, Leeds & Kellogg Corp., 305 F.3d 1293 (11th Cir. 2002), brought under 10(b)-5, the complaint was not deficient because it failed to distinguish between defendants. Rather, the complaint failed to allege details regarding the transactions in which plaintiffs engaged with the defendants, so that the court was unable to determine "what allegedly transpired", i.e. what business had been conducted. Id. at 1296-97 (noting, for example, that the complaint referred to the plaintiffs' accounts with a specific defendant without

first alleging that the plaintiffs "had opened such accounts" with that defendant). In O'Brien v. National Prop. Analysts Partners, 719 F. Supp. 222 (S.D.N.Y. 1989), a Rule 10b-5 action, the plaintiffs failed to allege whether the fraudulent conduct was in the form of misstatements or omissions and further failed to allege precisely what misstatements were made and in what documents. Id. at 226 n.6. In In re Stac Elecs Sec. Litig., 89 F.3d at 1410-11, the plaintiffs alleged a scheme among the defendants but alleged absolutely nothing in support of that theory.

The defendants named in the above chart are named defendants under both sections 11 and 12. The defendants named in the chart below are defendants under only the section 12 claim.

ADDITIONAL DEFENDANTS NAMED UNDER ONLY SECTION 12

Defendant	Role of Defendant/ ¶ of Consolidated Complaint
WMAS	Broker-dealer seller to plaintiff Johnson ¶¶68-75, 155
Aegon Financial	Distributes and markets ¶32, 155
AUSA Life	Marketer ¶42, 155
Transamerica Life Ins. & Annuity Company	Markets and sells annuities ¶¶51, 155
LMN Corp. 1-99	Markets and sells ¶¶53, 155
XYZ Corp. 1-99	Markets and sells ¶¶54, 155

Concerning the section 12 claim, the consolidated complaint further alleges that "[e]ach defendant was a seller, offeror, and/or solicitor of sales of the variable annuities for their financial benefit", CC ¶155, and that "[e]ach defendant was responsible for the preparation of the Registration Statements, prospectuses, contracts, disclosures and other documents". CC ¶158.

Defendants argue that under section 12(a)(2), plaintiffs have not pled facts to show that each defendant qualifies as a seller or solicitor under the statute.

Defendants misinterpret the case law.

The case law is crystal clear that the word "seller" encompasses more than just the plaintiff's immediate seller, that it includes all those involved in the sales process, meaning that it includes those defendants who were the issuers, underwriters, distributors, marketers and sellers of the variable annuities for their financial benefit (pursuant to the registration statements, prospectuses, SOAIs, contracts, written disclosures and sales presentation materials, in connection with the offering); or, even if solicited by one of these defendants without financial benefit to itself, then that defendant solicited the purchases for the owner's financial benefit. These are all categories of persons subject to liability as sellers or solicitors under section 12(a)(2). See Unicapital Corp., 149 F. Supp. 2d at 1366-67 (section 12 liability extends beyond those who actually pass title to the security and includes those who solicit the sale, including brokers and underwriters); In re Cascade Int'l Sec. Litig., 840 F. Supp. 1558, 1581 (S.D. Fla. 1993) (sustaining causes of action under sections 12(1) and 12(2) where "plaintiffs claim that there is a possibility that some of the named plaintiffs purchased the stock from [the defendant] and have alleged in the Complaint that: 'Plaintiffs and other members of the Class purchases these unregistered securities from [the defendant]'"); McCarthy v. Barnett Bank, 750 F. Supp. 1119, 1127 (M.D. Fla. 1990) (sustaining claims under section 12 where the complaint contained allegations such as "Barnett solicited the purchases", "both Barnett Polk County Subsidiary and Barnett Holding Company derived substantial profits from" the transactions, and "these representations were made with an intent to benefit Barnett"). See CC ¶155.

Moreover, these are not independent underwriters, but ones wholly-owned by the ultimate parent defendant here, Aegon USA.

Again, the case law cited by defendants is not on point. Defendants rely on Pinter v. Dahl, 486 U.S. 622 (1988), in which the Supreme Court vacated the Fifth Circuit's holding that the defendant was not a seller within the meaning of section 12 and, finding that it had insufficient facts to determine whether the defendant was a seller, remanded the matter for further consideration by the lower court.[24] Id. at 654-55. In Pinter, the Supreme Court held that liability under section 12 "is not limited to persons who pass title," id. at 643, but extends to those who solicited the purchase, because "solicitation is the stage at which an investor is most likely to be injured, that is, by being persuaded to purchase securities without full and fair information". Id. at 646-47.

The Court's holding that section 12 "imposes liability on only the buyer's immediate seller" -- quoted out of context by defendants -- means only that "remote purchasers are precluded from bringing actions against remote sellers"— i.e., "a buyer cannot recover against his seller's seller." Id. at 643 n.21. It does not mean that defendants who participated in the sale to plaintiffs, but who were not the direct sellers, cannot be held liable. Id. at 643. Here, there was no seller's

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[24] In Pinter, plaintiffs brought their claim under then-section 12(1) of the Securities Act. The Supreme Court acknowledged that decisions under then-section 12(2) were relevant to the Court's consideration but that it did not decide the scope of a statutory seller under 12(2). Pinter, 486 U.S. at 642 n.20. This Circuit, however, has adopted the reasoning of Pinter in determining who constitutes a statutory seller under section 12(a)(2). See, e.g., Ehlert, 245 F.3d 1313, 1316 (11th Cir. 1001).

seller. Defendants here were not remote participants in the transactions, but either wholly-owned Aegon affiliates or independent broker-dealers who actively participated in the sales process at the solicitation stage.[25]

C. Control Person Liability Under Section 15 Is Sufficiently Alleged

Defendants argue that the consolidated complaint does not adequately allege control person liability of Aegon USA, Aegon Financial and World Money Group under section 15 of the Securities Act—first, because plaintiffs have not stated claims under sections 11 and 12 and, second, because plaintiffs have not adequately alleged that these defendants have control over the primary defendants.

Defendants' first argument already has been addressed here. As demonstrated above, plaintiffs have stated claims under section 11 and section 12 of the Securities Act. Because there is primary liability for violations of the Securities Act, there can be secondary liability. See Unicapital Corp., 149 F. Supp. 2d at 1367-68.

Defendants' second argument can also be disposed of easily. The case law supports the proposition that in order to adequately plead control person status,

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[25] Accord Unicapital Corp., 149 F. Supp. 2d at 1366 n.19 ("As the Supreme Court noted in Pinter, though, a claimant is limited to seeking recourse from those involved in the actual sale of the securities to him") (emphasis added). Further, in Pinter, the Supreme Court's rejection of the "substantial-factor" test for determining statutory sellers under section 12 was premised on the fact that such a test would include in its broad sweep "participants only remotely related to the relevant aspect of the sales transaction", including "securities professionals, such as accountants and lawyers, whose involvement is only the performance of their professional services". Id. at 651. That is not the case here.

plaintiffs need only allege that the primary violator is a wholly-owned subsidiary of the section 15 defendant. See Steed Finance LDC v. Nomura Sec. Int'l, Inc., No. 00 Civ. 8058, 2001 U.S. Dist. LEXIS 14761, at *31-*32 (S.D.N.Y. Sept. 20, 2001); In re Independent Energy Holdings PLC Sec. Litig., 154 F. Supp. 2d 741, 770-71 (S.D.N.Y. 2001). Indeed, the IPO Litigation court went even further, holding that "[n]aked allegations of control . . . will typically suffice to put defendant on notice of the claims". IPO Litigation, 241 F. Supp. 2d at 183.

In addition, whether a particular defendant is a controlling person under section 15 "'presents a question of fact which cannot ordinarily be resolved at the pleading stage'". Harvey M. Jasper Retirement Trust v. IVAX Corp., 920 F. Supp. 1260, 1268 (S.D. Fla. 1995) (quoting In re Chambers Dev. Sec. Litig., 848 F. Supp. 602, 618 (W.D. Pa. 1994)). Accord Unicapital Corp., 149 F. Supp. 2d at 1368 n.23 ("key variable in the controlling person inquiry", whether the defendant has requisite control over the primary defendant, "is a fact intensive issue") (citing IVAX Corp., 920 F. Supp. at 1268). Therefore, if the complaint specifically alleges that defendants are control persons, the claim must be sustained and "any contention that they are not" must be resolved later through fact-finding. IVAX Corp., 920 F. Supp. at 1268. Accord Unicapital Corp., 149 F. Supp. 2d at 1368 n.23 (issue of control person liability is more appropriately disposed of at a fact-finding stage such as summary judgment).

In any event, the consolidated complaint here does "specifically allege" that Aegon USA, Aegon Financial and World Money Group are control persons. CC ¶¶145, 160-61. The consolidated complaint also alleges that:

- Aegon USA is the ultimate U.S. parent company and ultimate owner of the other Aegon-affiliated defendants and owns all their securities. CC ¶27-29, 160. See CC ¶¶30, 33, 37, 40, 43, 47, 50, 52, 53.

- Aegon Financial, AFSG Securities, PFL, AUSA Life, WRL, Bankers Life, Transamerica Life, ABC Corp. 1-99 and LMN Corp. 1-99, are each an indirect, wholly-owned subsidiary of Aegon USA. CC ¶¶30, 33, 37, 40, 43, 47, 50, 52, 53.

- Aegon Financial is the owner of AFSG Securities. CC ¶160.

- World Money Group is the parent company of WMAS. ¶¶25, 160.

- Aegon USA "controlled the dissemination of the Registration Statements, prospectuses, contracts, disclosures, SOAIs (if any), and other documents, and had and exercised the power and influence to cause the other defendants to engage in the conduct complained of herein, and had the power to cause the other defendants to refrain from the conduct complained of herein." CC ¶145.

- Aegon USA, Aegon Financial and World Money Group "each controlled the dissemination of the prospectuses, contracts, disclosures and other documents, and/or had and exercised the power and influence to cause the defendants it controlled to engage in the conduct complained of herein, and had the power to cause those other defendants to refrain from the conduct complained of herein." CC ¶161.

Thus, the consolidated complaint alleges that each of these defendants, as the respective parent company and owner of the primary defendant, had "the power to control the general affairs of the entity primarily liable" for the violations. Unicapital Corp., 149 F. Supp. 2d at 1367. Further, it alleges that these defendants had "the power to control or influence the specific policy that resulted in primary

liability", id., in that they controlled the dissemination of the documents containing the misrepresentations and omissions. The plaintiffs therefore have sufficiently alleged control person liability. See Suez Equity Investors, L.P. v. Toronto-Dominion Bank, 250 F.3d 87, 102 (2d Cir. 2001) ("vague" allegations of the relationship between the controlling and primary defendants, and of the primary defendant's role in the transaction, sufficient to plead control person liability).[26] Plaintiffs' section 15 claims should not be dismissed.

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[26] The Aegon defendants cite to Suez Equity Investors in support of the proposition that allegations of a defendant's ownership interest in a primary defendant are insufficient to plead control person liability. Aegon Mem. at 85. As noted in the text, however, in that case the court sustained a section 15 claim based on allegations similar to those made here. In dismissing a section 15 claim against another defendant, the court held that the allegations of the complaint "indicat[ed] only that certain employees worked for multiple defendants". Id. at 102. In contrast to these "vague" and "conclusory" allegations, id., plaintiffs here pled not only the relationship between defendants, but their control over the policy that led to the violations. The Eleventh Circuit's decision in Theoharus v. Fong, 256 F.3d 1219 (11th Cir. 2001) is inapposite. Defendants mischaracterize Theoharus as holding that "allegations that one company had an ownership interest in another are not sufficient to state a claim under section 15." Aegon Mem. at 85; WMA Mem. at 31. The Theoharus court affirmed the dismissal of the section 15 claims against two defendants, finding as to one defendant that plaintiffs had failed to plead a primary violation and as to the other defendant that plaintiffs not only had failed to plead any basis for the defendant's control over the relevant policy, but that plaintiffs also effectively had pled themselves out of court by alleging facts that showed that the section 15 defendant owned only a minority interest in the primary defendant it allegedly controlled. Id. at 1227-28. Other cases cited by defendants also pleaded minority ownership, at most. Here, the primary wrongdoers were all wholly-owned subsidiaries of the defendant-parent company. Clearly, they fit within the definition of control person under section 15. Nor does Aegon's Declaration of James Beardsworth, Aegon Appendix Ex. 14, require dismissal of the control person claim against Aegon USA. The declaration does not deny that Aegon USA wholly-owns its subsidiaries which are the defendants herein on the claims for primary liability (beyond the issue that disputed facts should be resolved upon summary judgment and not at the pleading stage). It also is irrelevant that Aegon USA purportedly has no contacts with Georgia, given nationwide jurisdiction and venue under the federal securities laws.

D. Damages Under Sections 11 and 12(a)(2) of the Securities Act Are Sufficiently Alleged

Defendants argue that plaintiffs fail to plead the elements of a claim for damages under Section 11(e) and Section 12(a), and that plaintiffs seek "benefit of the bargain" damages not permitted under Section 11. Defendants mischaracterize both the law and the allegations of the complaint which properly allege a basis for damages consistent with the statutory measure (although we note that if plaintiffs stated an overbroad measure of damages, one that included both compensable and noncompensable items, the result would not be to grant a motion to dismiss but to either limit the damages evidence submitted to the jury or to circumscribe a damage award after trial).

Sections 11 and 12(a)(2) are "express liability" provisions imposing "an almost absolute liability for material misstatements or omissions". Emmi v. First-Mfrs. Nat'l Bank, 336 F. Supp. 629, 633-34 (S.D. Me. 1971); see also Billet v. Storage Tech., 72 F.R.D. 583, 586 n.6 (S.D.N.Y. 1976).

Plaintiffs, therefore, need not allege "damage compensable under the statutes invoked" in order to state a prima facie case and sustain their claims on a motion to dismiss. Billet, 72 F.R.D. at 586; see also IPO Litigation, 241 F. Supp. 2d at 347 n.176 (holding that "a plaintiff has no duty to plead damages in order to state a valid Section 11 claim") (citing Herman & MacLean, 459 U.S. at 382); Emmi, 336 F. Supp. at 633-34 (declining to dismiss Section 11 claim where the allegations of the complaint "on their face . . . show that plaintiff was benefited rather than harmed by the alleged omissions"); cf. Adair v. Kaye Kotts Assocs., No. 97 Civ. 3375, 1998 U.S. Dist. LEXIS 3900, at *26 (S.D.N.Y. Mar. 24, 1998) (holding that

"the measure of damages is not an essential element of plaintiffs' case" under Section 11).

Indeed, none of the cases cited by the Aegon defendants in support of their arguments on damages were decided on a motion to dismiss. See Goldkrantz v. Griffin, No. 97 Civ. 9075 (DLC), 1999 WL 191540 (S.D.N.Y. 1999) (summary judgment); McMahan & Co. v. Wherehouse Entertainment, 65 F.3d 1044 (2d Cir. 1995) (appeal from summary judgment); Royal Am. Managers, Inc. v. IRC Holding Corp., 885 F.2d 1011 (2d Cir. 1989) (appeal from multiple dismissals: at the close of evidence for lack of proof, in conformity with jury verdict and by decision of the court after the verdict); Wigand v. Flo-Tek, Inc., 609 F.2d 1028 (2d Cir. 1979) (appeal from judgment after trial).

Nevertheless, as shown below, plaintiffs have sufficiently stated damages under the Securities Act.

1. Plaintiffs State a Claim for Damages Under Section 11

Defendants err in arguing that "plaintiffs have not included any allegations relevant to the measure of damages prescribed by Section 11(e)" and that plaintiffs improperly seek "benefit of the bargain" damages based on a "promised value" of the annuities, which damages are not available under Section 11. Aegon Mem. at 81-82. This is incorrect.

The measure of damages for claims brought under Section 11 is the difference between the amount paid for the security and (1) the value of the security at the time of suit, (2) the price at which the security was disposed of in the market prior to suit, or (3) the price at which the security was disposed of after

suit but before judgment, if the resulting damages are less than the amount of damages as calculated under (1). 15 U.S.C. §77k(e).

In support of their claim for damages, plaintiffs allege, inter alia, that the value of their investment in the deferred annuities was significantly decreased by "mortality and expense risk" charges averaging 1.25% annually, administration charges of 0.15% annually, annual maintenance charges of $25 to $40, and surrender fees. CC ¶¶124-136. These charges supported the substantial sales commissions paid to salesmen for variable annuity sales, which were at least two to three times the commissions paid on pure investment products such as mutual funds and ordinary securities. CC ¶126. Thus, the investments sold by the defendants offered plaintiffs no additional benefit over other already tax-deferred retirement arrangements that carried materially lower initial costs and carrying costs. CC ¶125. Aegon generally assessed these charges by selling shares from the purchaser's account to cover the amount of the charge and then deducting that dollar amount from the account. Johnson Decl. ¶¶16-18; Hughes Decl. ¶¶12-13; Gerin Decl. ¶¶16-17. As a result, plaintiffs were damaged in the amount of the substantial charges and fees they paid as a result of purchasing these securities, which lessened the value to plaintiffs of their investment. Plaintiffs' damages therefore are equal to the difference between the amount paid and the value of the investments at the time of suit.[27]

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[27] Plaintiffs concede that they have not specifically alleged the depreciation in value of the annuities following purchase. Such an allegation is unnecessary here, as plaintiffs' damages are equal to the fees charged to plaintiffs. If depreciation is deemed a necessary element of damages, (continued...)

Contrary to defendants' assertion, plaintiffs do not seek "benefit of the bargain" damages. Defendants rely on McMahan & Co., 65 F.3d at 1048, in which the Second Circuit held that Section 11 provides the only method of measuring damages for a claim thereunder, and that any alleged "promised value is irrelevant to this calculation". The court explained that "the term 'value' in section 11(e) was intended to mean the security's true value after the alleged misrepresentations are made public". Id. While a security's market price can be a starting point in determining its true value, "the value of a security may not be equivalent to its market price". Id.; cf. Beecher v. Able, 435 F. Supp. 397, 404-05 (S.D.N.Y. 1975) (holding that the realistic value of a security may be something other than market price where the public is either misinformed or uninformed about material factors relating to the offeror's well-being).

As demonstrated above, the true value of plaintiffs' investment—on which plaintiffs base their claim for damages—must subtract the fees and charges that were imposed on plaintiffs which substantially decreased the value of their accounts. Rather than benefit of the bargain damages then, which are equal to the difference between the real and represented value of the security Black's Law Dictionary 158 (6th ed. 1990), plaintiffs seek damages equal to the difference

(...continued)

however, that depreciation is a matter of public record of which the court may take judicial notice. In the event the court declines to take judicial notice, plaintiffs intend to seek leave to amend their complaint to include allegations of depreciation. Johnson Decl. ¶¶13,15-18; Hughes Decl. ¶¶9-13; Gerin Decl. ¶¶14-18.

between the amount they paid and the value of their investment at the time of suit.

However, as set forth in plaintiffs' declarations, all three plaintiffs have lost money on their purchases. Some or all of these losses are clearly attributable to the fees and expenses they paid when they were induced to purchase the annuities which were inappropriate for their tax-deferred accounts. Defendants, who were aware of all these facts when they filed their motions since they have all the records of plaintiffs' accounts, have played fast and loose with this court by contending that plaintiffs suffered no monetary loss as a result of their purchases, when in fact they clearly knew otherwise.

Lead plaintiff Jeffery L. Johnson invested $48,863.75 in his variable annuity in July 2000. At the time this lawsuit was filed on October 1, 2001, his variable annuity was worth only $20,174.03. Johnson Decl. ¶¶13,15. Plaintiff Mary Kathleen Hughes invested a total of $2,989.94 in her variable annuity. At the time this action was filed, her annuity had a value of $1,863.23. She "surrendered" her variable annuity in or about April, 2002. She paid a "surrender fee" of between 6% and 8%, and received a net surrender amount of $1,646.80. Hughes Decl. ¶¶9-13. Similarly, plaintiff Carolyn A. Gerin invested a total of $5,323.75 in her annuity. She surrendered her variable annuity in mid-October 2001. She paid a surrender fee; and the net surrender amount she received was $3,860.17. Gerin Decl. ¶¶14-18.

Finally, defendants argue that plaintiffs "have not alleged that any depreciation that may have occurred in the annuities' value is attributable to the claimed misrepresentations or omissions". Aegon Mem. at 81. The consolidated

complaint clearly alleges that plaintiffs' damages resulted directly from defendants' failure to disclose (among other things) that deferred annuities are not appropriate investments for qualified retirement plans and that there was no additional tax benefit from such an investment, and that plaintiff's would not have purchased the annuities but for the material misstatements and omissions. CC ¶¶13, 99, 102, 124-36. Moreover, "any decline in value is presumed to be caused by the misrepresentation in the registration statement". McMahan & Co., 65 F.3d at 1048 (citing Greenapple v. Detroit Edison Co., 618 F.2d 198, 203 n.9 (2d Cir. 1980)); see also Lyne v. Arthur Andersen & Co., 772 F. Supp. 1064, 1067 (N.D. Ill. 1991) (holding that "once plaintiffs allege material misrepresentations or omissions in the registration statement, 'causation is presumed' ") (quoting In re Fortune Systems Securities Litig., 680 F. Supp. 1360, 1364 (N.D. Cal. 1987)). Because a lack of causation, or "negative causation", is an affirmative defense to liability under Section 11(e), plaintiffs need not allege causation in order to state a claim for damages. Adair, 1998 U.S. Dist. LEXIS, at *25 ("Loss causation is not an element of a Section 11 claim."); accord Lyne, 772 F. Supp. at 1067; Billet, 72 F.R.D. at 586 n.6; Emmi, 336 F. Supp. at 635.

2. Plaintiffs State a Claim for Damages Under Section 12

Defendants also err in arguing that plaintiffs "have failed to allege a factual basis for obtaining relief" under section 12(a) because the complaint does not allege any depreciation in the value of plaintiffs' investments. Section 12(a), which provides for rescission or, in the alternative, rescissory damages, does not measure damages according to the depreciation in the value of the security.

The measure of damages for claims brought under Section 12(a)(2) is "the consideration paid for [the] security with interest thereon, less the amount of any income received thereon, upon the tender of such security, or for damages if he no longer owns the security." 15 U.S.C. §77*l*(a). The "damages" awarded under the statute in the event the plaintiff no longer owns the security are rescissory damages, and are measured by the same method by which they would be measured if the plaintiff still owned the security and rescission were granted. Randall v. Loftsgaarden, 478 U.S. 647, 655-56 (1986) (holding that where the plaintiff no longer owns the security, "we may assume that a rescissory measure of damages will be employed; the plaintiff is entitled to a return of the consideration paid, reduced by the amount realized when he sold the security and by any 'income received' on the security"). Contrary to defendants' argument, therefore, the fact that plaintiffs have not alleged whether they presently own the annuities or have already sold them is irrelevant.

Defendants argue that Section 12(b), in providing a negative causation defense, requires plaintiffs to allege the depreciation of the annuities, because it gives defendants the opportunity to prove that any depreciation in value was not caused by their acts. Defendants rely here on false logic.

Section 12(b), which defendants concede is modeled on the negative causation provision of section 11(e), Aegon Mem. at 83, provides "if the person who offered or sold such security proves that any portion or all of the amount recoverable under subsection (a)(2) represents other than the depreciation in value of the subject security resulting from [the alleged misrepresentation or omission] . .

. then such portion or amount, as the case may be, shall not be recoverable." 15 U.S.C. § 77*l*(b). Like Section 11(e), Section 12(b) provides an affirmative defense. Emmi, 336 F. Supp. at 635 ("Just as under Section 11, allegations of material misstatements or omissions in a prospectus are sufficient to make out a prima facie case under Section 12(2); neither reliance nor causation need be shown by plaintiff in order to establish a cause of action thereunder."). Plaintiffs therefore are not required to plead any fact relating thereto. Furthermore, section 12(a), in setting forth the measure of damages, references not the depreciation in the value of the security but the "consideration paid for such security". 15 U.S.C. § 77*l*(b). Plaintiffs therefore need not allege depreciation in order to adequately allege a claim for damages under Section 12(a)(2).

Nevertheless, if depreciation in the value of the security must be alleged, those allegations are contained in the three plaintiff's declarations submitted herewith (Johnson Decl. ¶¶13,15-18; Hughes Decl. ¶¶9-13; Gerin Decl. ¶¶14-18) and leave of court will be sought contemporaneously with this motion to add those allegations to the complaint.[28]

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[28] WMA raises a straw man (Mem. at 4-5, 11, 22-25) in contending that plaintiff "appears" to assert a claim concerning the fees charged with respect to the annuity, and then knocks down the purported claim by stating the fees were fully disclosed. WMA flatly misstates plaintiffs' claims. The fees charged are not alleged as a separate claim. The fees charged are the damages which flow from the purchases which were induced by the misstatements about the tax-deferred aspects of the investment. These allegations are contained under a heading "Damages." No separate claim concerning fees is alleged.

IV.
The Consolidated Complaint Sufficiently Alleges <u>Misstatements And Omissions Of Material Fact</u>

Defendants assert a hodgepodge of arguments purporting to show that the consolidated complaint does not sufficiently allege misstatements or omissions of material fact. Defendants' factual and legal analysis is incorrect. Plaintiffs shall show that: (1) there are misstatements and omissions of fact in Aegon's prospectuses and SOAIs; (2) plaintiffs have sufficiently alleged that the misstatements and omissions were material and that defendants had a duty to make appropriate and full disclosure under both the NASD rules and the Securities Act; (3) Aegon's SEC filings do not provide full disclosure; and (4) the alleged misstatements and omissions are neither opinions nor projections.[29]

A. <u>The Prospectuses Contained Misstatements and Omissions</u>

A typical prospectus used during the Class Period stated:

> <u>This Contract is available to individuals as well as to certain groups and individual retirement plans</u>. . . .
>
> WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred

[29] WMA also alleges (Mem. at 13) that plaintiffs cannot state a claim based upon the alleged oral misstatements of WMA's agent. No such claim is alleged. The narrative concerning the oral statements is contained in a background section of the complaint. The section of the complaint entitled "Defendants' Material Misrepresentations and Omissions" contains only allegations concerning written statements.

feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth. . . .

INITIAL PURCHASE REQUIREMENTS The initial purchase payment for nonqualified Contracts must be at least $5,000. However, you may make a minimum initial purchase payment of $1,000, rather than $5,000, if you indicate on your application that you anticipate making minimum monthly payments of at least $100 by electronic funds transfer. For traditional or Roth IRAs, the minimum initial purchase payment is $1,000 and for qualified Contracts other than traditional or Roth IRAs, the minimum initial purchase payment is $50. . . .

QUALIFIED AND NONQUALIFIED CONTRACTS

If you purchase the [variable annuity] Contract under an individual retirement annuity, a 403(b) plan, 457 plan, or pension or profit sharing plan, your Contract is referred to as a qualified Contract.

If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

<u>A qualified Contract may be used in connection with the following plans</u>:

• Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

• Tax-Sheltered Annuity (403(b) Plan): A 403(b) plan may be made available to employees of certain public school systems and tax-exempt organizations and permits contributions to the Contract on a pre-tax basis.

• Corporate Pension and Profit-Sharing and H.R. 10 Plans: Employers and self-employed individuals can establish pension or profit-sharing plans for their employees or themselves and make contributions to the Contract on a pre-tax basis.

• Deferred Compensation Plan (457 Plan): Certain governmental and tax-exempt organizations can establish a plan to defer compensation on behalf of their employees through contributions to the Contract. (WRL Freedom Wealth Creator, May 1, 2001, at unnumbered first page, 6, 14, 23; May 1, 2000 prospectus contains essentially the same language).

CC ¶94. The language in the May 1999 prospectus is virtually the same as the language in the May 2000 and May 2001 prospectuses. But, the May 1999 prospectus does not contain the additional language at the end of the "Who Should Purchase the Contract Section?" which states: "If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth." These prospectuses were specifically named in the consolidated complaint and incorporated therein by

reference. CC ¶91(b) (5).

The consolidated complaint alleges that the statements in the Aegon prospectuses were false and misleading because they stated or inferred that tax-deferred variable annuities were appropriate investments for placement into already tax-deferred retirement accounts. CC ¶95. The prospectus stated such annuities: were "available to . . . individual retirement plans;" could be purchased for traditional IRAs and Roth IRAs; had lower initial purchase requirements for traditional and Roth IRAs, permitting a smaller minimum investment for a tax-qualified account (such as an IRA); and contained further discussion that a tax-deferred annuity may be used in connection with a traditional IRA. See quote immediately above. Each of these statements would lead potential purchasers to conclude that purchasing a tax-deferred annuity for an already tax-deferred retirement account was suitable.

The consolidated complaint also alleges that Aegon's prospectuses and SOAIs contained material omissions which were either required to be stated therein or necessary to make the statements therein not misleading, including but not limited to those mandated by the NASD Notices quoted above:

> Defendants failed to disclose that "the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is <u>unnecessary</u>" CC ¶99 (contained in NASD Notices).
>
> Defendants failed to disclose that a variable annuity should be recommended "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed

fees, support the recommendation." CC ¶84 (contained in NASD Notices).

> Defendants failed to disclose that the deferred annuities defendants sell generally are not appropriate investments for, and are unsuitable investments for, placement into the purchasers' tax-deferred qualified retirement plans. CC ¶97.
>
> Defendants failed to disclose that tax benefits (at least as great as those obtained from a variable annuity) were available from an investment in every one of the following types of contributory (not defined benefit) retirement plans or arrangements qualified for favorable income tax treatment pursuant to Internal Revenue Code sections 401(a), 401(k), 403(a), 403(b), 408(a), 408(b), 408(k), 408(p), 408A, or 457 (which is the Class definition herein, and includes IRAs and 401ks). CC¶98.
>
> Defendants failed to disclose that the purchase of a tax-deferred annuity in an already tax-deferred retirement account increases the total amount paid by the investor while providing only the same or lesser tax benefit to the investor. CC ¶100.

The purchasers here relied on the defendants and their sales agents to provide them with the complete information they needed to decide whether to purchase the annuities.[30] That the variable annuities would provide plaintiffs with no greater tax benefit than their already tax-deferred retirement plans, while subjecting plaintiffs to substantial additional costs unique to annuities that would

[30] An insurance salesperson or agent always has a fiduciary duty to the customer -- "because of the inherent trust and confidence" the customer places in such agent -- to "inform the insured of all material facts within the broker's knowledge that may affect the transaction or the subject matter of the relationship. More significantly, the broker must not mislead the insured." Southtrust Bank & Right Equipment Co. of Pinellas County, Inc. v. Export Ins. Servs., Inc., 190 F. Supp. 2d 1304, 1308-09 (M.D. Fla. 2002) (emphasis added).

significantly impact the value of their investment, was a fact and not an opinion. This was not a question of whether an investment was suitable for a particular plaintiff or Class Member, and did not require individual consideration of each investor's needs, since no plaintiff or Class Member could hope to reap any greater tax-benefit from the variable annuities than they were already receiving from their tax-qualified plan.

There can be no doubt that these important statements were not contained in the prospectuses and SOAIs, and thus the SEC filings contain misstatements and omissions.

B. Plaintiffs Have Sufficiently Alleged that the Misstatements and Omissions Were Material, and that Defendants Had a Duty to Disclose

Defendants claim that plaintiffs' "entire lawsuit depend on [the] theory" that "deferred variable annuities are never suitable investments for IRAs and other retirement plans that already receive tax-deferred treatment under the Internal Revenue Code." Aegon Mem. at 20; WMA Mem. at 15-17. This is incorrect.

It is immaterial whether the NASD Notices and general federal securities law would find that tax-deferred variable annuities are "never a suitable investment" for already tax-deferred retirement accounts or "hardly ever" a suitable investment, for already tax-deferred retirement accounts. This is so because what is indisputable in either case is that:

> purchasing a tax-deferred variable annuity for an already tax-deferred retirement plan does not provide any additional tax advantage to that already available through the tax-qualified retirement plan under the Internal Revenue Code; and

> a variable annuity "should [be] recommend[ed] only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation." Notice 99-35, at 231, nos. 11, 16.

These are facts which must be disclosed because each is a material fact which "significantly alters the total mix of information made available" to the potential investor. Basic, supra.

Materiality is determined by "whether a reasonable man would attach importance to the fact misrepresented or omitted in determining his course of action", SEC v. Carriba Air, Inc., 681 F.2d 1318, 1323 (11th Cir. 1982) (citing TSC Indus., Inc. v. Northway, 426 U.S. 438, 449 (1976); Smallwood v. Pearl Brewing Co., 489 F.2d 579, 603-04 (5th Cir. 1974)). The question of materiality is a mixed question of law and fact. TSC Indus., Inc., 426 U.S. at 450. As the Supreme Court has held in considering whether the issue of materiality may be decided on summary judgment:

> [W]e must bear in mind that the underlying objective facts, which will often be free from dispute, are merely the starting point for the ultimate determination of materiality. The determination requires delicate assessments of the inferences a "reasonable shareholder" would draw from a given set of facts and the significance of those inferences to him, and these assessments are

peculiarly ones for the trier of fact.[31]

Id. (emphasis added). Therefore, "[a]lthough a court may dismiss a claim on the ground that an omission was not material, the standard for doing so is high". Milman v. Box Hill Sys. Corp., 72 F. Supp. 2d 220, 228 (S.D.N.Y. 1999); Steinberg v. PRT Group, Inc., 88 F. Supp. 2d 294, 300 (S.D.N.Y. 2000). The complaint may be dismissed only if the misstatements/omissions "'are so obviously unimportant to a reasonable investor that reasonable minds could not differ on the question of their importance'". Milman, 72 F. Supp. 2d at 228 (emphasis added). Accord Weiner v. Quaker Oats Co., 129 F.3d 310, 317 (3d Cir. 1997); Steinberg, 88 F. Supp. 2d at 300 (citing Goldman v. Belden, 754 F.2d 1059, 1067 (2d Cir. 1985)).

Though judged by an objective standard, materiality is nevertheless "a relative concept" and the court must "appraise a misrepresentation or omission in the complete context" in which it is conveyed. In re Donald J. Trump Casino Sec. Litig., 7 F.3d 357, 369 (3d Cir. 1993). A particular misrepresentation or omission that might not influence a reasonable investor in one circumstance nevertheless might be significant to another investor in another circumstance. Id. Accord TSC Indus., Inc., 426 U.S. at 449 ("What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would

[31] The Court further noted that "[i]n an analogous context, the jury's unique competence in applying the 'reasonable man' standard is thought ordinarily to preclude summary judgment in negligence cases." TSC Indus., Inc., 426 U.S. at 451 n.12.

have assumed actual significance in the deliberations of the reasonable shareholder.") (emphasis added). Aegon concedes (Mem. at 58) that the law requires the disclosure of "material, actual facts" and the presentation of all facts in a way that is not misleading.[32] As set forth below, under both the NASD rules and under the general disclosure requirements of federal securities law as embodied in the Securities Act, Aegon's misstatements and omissions were material and were required to be disclosed.

1. The NASD Notices Demonstrate that the Misstatements and Omissions Were Material and Were Required to Be Disclosed

The Aegon defendants, while almost totally ignoring the NASD directives, finally at page 65 of their memorandum concede the relevance of the NASD pronouncements but, claim (Mem. at 65-66) that the NASD's Notices to Members which directly address some of the issues in this lawsuit essentially are meaningless, in that: the NASD cannot impose requirements on companies that issue securities; the NASD cannot prescribe the contents of prospectuses; and the NASD Notices are not even evidence of what facts it has deemed material with respect to communications with prospective purchasers of variable annuities, let

[32] This proposition is fully supported by cases cited by defendants in which the court found that defendants had no duty to make the disclosures alleged by the plaintiffs because the omitted facts did not render the existing language misleading. See Oxford Asset Mgmt., v. Jaharis, 297 F.3d 1182, 1190-93 (11th Cir. 2002); Rudd, 67 F. Supp. 2d at 1373; Cooperman v. Individual Inc., 171 F.3d 43, 51 (1st Cir. 1999); Glassman v. Computer Vision Corp., 90 F.3d 617, 635-36 (1st Cir. 1996); In re VeriFone Sec. Litig., 11 F.3d 865, 869-70 (9th Cir. 1993) In contrast to these cases, plaintiffs here have specifically alleged how the omitted facts misled them.

alone binding requirements upon its members. Defendants' arguments lack foundation, are misleading and miss the material points.

As discussed at the very beginning of this memorandum, the NASD is the self-regulatory organization established pursuant to the Securities Exchange Act of 1934, 15 U.S.C. §§ 78a et seq., which, subject to the ultimate supervision of the Securities and Exchange Commission, 15 U.S.C. § 785(a)(3)(B), is the primary body regulating the brokerage industry in the United States. Partnership Exch., 169 F.3d at 606. Through the Exchange Act, Congress delegated governmental power to the NASD to enforce "'compliance by members of the industry with both the legal requirements laid down in the Exchange Act and ethical standards going beyond those requirements.'" Merrill Lynch, 616 F.2d at 1367.[33]

As a threshold matter, at least two of the named defendants here, AFSG Securities Corporation ("AFSG Securities") and WMA Securities, Inc. ("WMAS"), are broker-dealers and members of the NASD (¶¶22-23, 33-36) and are therefore subject to the NASD rules and Notice requirements. CC ¶¶115-22.

These NASD rules and notices to members did not represent a change in the NASD's position concerning what conduct was required of broker-dealers with

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[33] Defendants state, "First, the NASD is a private corporation and a self-regulatory organization for securities broker-dealer firms", (Aegon Mem. at 66), perhaps in an attempt to downplay the NASD's authority. However, the case to which defendants cite in support of this proposition—a suit by an employee against his employer, a NASD member—actually states that "[t]he NASD is a self-regulating organization of securities dealers created under the authority of the Securities and Exchange Commission." Riccard v. Prudential Ins. Co., 307 F.3d 1277, 1282 n.1 (11th Cir. 2002) (emphasis added).

respect to their sales to the public of tax-deferred variable annuities for already tax-deferred retirement accounts. This is demonstrated by the titles of the Notices to Members themselves. Thus, for example, the 1996, NASD Notice to Members 96-86 was entitled "NASD Regulation **Reminds** Members and Associated Persons that Sales of Variable Contracts Are Subject to NASD Suitability Requirements" (emphasis added). Likewise, the May 1999, NASD Notice to Members 99-35 similarly was entitled "The NASD **Reminds** Members of Their Responsibilities Regarding the Sales of Variable Annuities" (emphasis added).

The only reasonable interpretation of these Notices is that they were issued because the NASD deemed these disclosures to be material, and it was reminding members of that fact (hence, the title of the 1996 and 1999 Notices). And, while there may be no private right of action for violation of any NASD rule,[34] the NASD's findings (see Notice to Members 99-35 at 230 ("Background")) are tantamount to findings of fact by an administrative agency and, consequently, should be given great deference by the court in its determination of materiality. Cf. Bellsouth Telecommunications, Inc., 317 F.3d at 1284 (holding that statutory interpretation by an administrative agency is entitled to deference simply by virtue

[34] Plaintiffs do not quarrel with defendants' statement that there is no private right of action for violation of an NASD rule. Aegon Mem. at 66 (citing Thompson v. Smith Barney, Harris Upham & Co., 709 F.2d 1413, 1419 (11th Cir. 1983)). The fact that plaintiffs could not bring a suit under the NASD notice does not detract from its value. The court in Thompson did not decide whether NASD instructions on disclosure could be considered evidence of materiality; rather, the court rejected the plaintiff's attempt to actually make a claim for a violation of the NASD's rules. Thompson, 709 F.2d at 1419.

of the agency having received its authority through Congressional delegation).[35] Indeed, at the pleading stage of a litigation, as here, the NASD's conclusion that these facts are material should at a minimum be accepted as presumptively correct.

Accordingly, these Notices state mandatory disclosure requirements, issued by the NASD with the knowledge and implicit approval of the SEC, which all broker-dealers are required to make to potential purchasers of tax-deferred variable annuities. The NASD would not have required that each of these facts be disclosed unless it thought each of these facts was "material" to the investment decision of the potential investor -- that is, the NASD viewed the statement or omission "as having significantly altered the 'total mix' of information made available." Basic, 485 U.S. at 231-232; TSC Indus., Inc., 426 U.S. at 449 (omitted fact is material if there is a "substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder"). Consequently, the NASD viewed disclosure of these facts as material because it would communicate to potential purchasers prior to their purchase that purchasing a variable annuity as an investment vehicle for an already tax-qualified retirement plan (such as an IRA) did not provide any additional tax advantage to those available through the already tax-qualified retirement plan because "the tax deferred accrual feature is provided by the tax-qualified

[35] Plaintiffs do not argue, as defendants claim, that the opinion of the NASD should be "imported as a surrogate" for a materiality analysis. Aegon Mem. at 66 (quoting VeriFone, 11 F.3d at 870). Rather, plaintiffs simply ask the court to accord the findings of the NASD the consideration they warrant given the NASD's congressional mandate to enforce the securities laws.

retirement plan and the tax deferred accrual feature of the variable annuity is unnecessary."

And, while not binding upon firms other than NASD member broker-dealers, as analyzed below, each of the facts required to be disclosed under these NASD Notices was material (apart from the NASD disclosure requirements) as a matter of fact (and for the same reasons) under the same United States Supreme Court case law cited above -- it was "important" to the purchaser's investment decision and would significantly alter the total mix of facts available to the potential investor.

2. Under General, Federal Securities Law, the Misstatements and Omissions Were Material and Were Required to Be Disclosed

Aegon argues (Mem. at 57-59) that the securities laws, as embodied in Form N-4 containing the prospectus requirements for variable annuities, does not require the disclosures which the consolidated complaint alleges must be disclosed. Aegon tries to break down the SEC's disclosure requirements into tiny segments, in an attempt to argue that virtually nothing must be disclosed so that the prospective customer is not overwhelmed with information. Defendant's argument is contrary to law and would wholly vitiate the securities laws.

Form N-4 states under the heading for Item J, "Preparation of the Registration Statement or Amendment (at 3):

> The purpose of the prospectus is to provide essential information about the Registrant in a way that will help investors decide whether to purchase the securities being offered. The prospectus should be clear, concise and understandable. . . .

> Responses to the items of Part A should be as simple and direct as possible and include only information needed to understand the essential characteristics of the Registrant.

Further, under the heading Part A, "Information Required in Prospectus, Form N-4 states:

> **Item 1. Cover Page**
> (a) The outside cover page must contain the following information: . . . .
> (iii) the types of variable annuity contracts offered by the prospectus (e.g., group, individual, single premium immediate, flexible premium deferred); . . . .
> (v) a statement or statements that: (A) the prospectus sets forth the information about the Registrant that a prospective investor ought to know before investing; . . . .
>
> **Item 12. Taxes.**
> (a) Briefly describe the tax consequences to investors of an investment in the variable annuity contracts being offered. . . .
>
> Instruction: . . . . If the tax consequences vary depending on the use of the variable annuity contract (i.e., to fund an individual retirement annuity or corporate plan), the variations should be briefly described.

Defendants concede that Form N-4 requires the disclosure of "material, actual facts." Aegon Mem. at 58. Taken either individually or together, it is crystal clear that defendants' segmentation argument would vitiate the Securities Act requirements because Form N-4 requires the disclosure of "the information about the Registrant that a prospective investor ought to know before investing," which encompasses many items including any "variation" in "tax consequences . . . depending on the use of the variable annuity contract (i.e., to fund an individual retirement annuity . . . .)."

Accordingly, under the Securities Act, and apart from the NASD mandates, defendants had an obligation to disclose the facts which it hid from public view.[36]

C. Defendants' Incorrectly Allege that Full Disclosure Was Made

Defendants assert that the tax features of investing a tax-deferred variable annuity in an already tax-qualified account were adequately disclosed in the prospectus and that "plaintiff's claims of misstatement or omission conflict with the plain language of the prospectus." Aegon Mem. at 59; WMA Mem. at 17-22. This is flatly incorrect.

For example, defendants quote (Aegon Mem. at 63) one sentence from a prospectus (which is quoted at length above), which states:

> If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

[36] WMA alleges (Mem. at 29-30) that the section 12 claim against it must be dismissed because as a matter of law WMA did not act negligently. First, as set forth above, a defendant on a section 12 claim is liable for innocent misstatements and omissions, but a defendant such as WMA has available to it an affirmative defense that it did not know of the material untruth or omission and in the exercise of reasonable care could not have known of such material truth or omission. Nevertheless, given that the affirmative defense raises a matter of fact, such an affirmative defense cannot be raised on a motion to dismiss nor can it turn a motion to dismiss into one for summary judgment. Further, WMA's argument that the facts demonstrate as a matter of law that it acted reasonably (and is not negligent), essentially because it sold the annuities using another defendant's prospectus, also is in material dispute. To be sure, the converse can be argued: that as a matter of law, WMA could never meet its burden of proof on the affirmative defense because WMA was a NASD member broker-dealer directly subject to the NASD rules, and WMA routinely received the Notices to Members disseminated by the NASD.

Defendants also quote from the prospectus (Aegon Mem. at 64, quoting Wealth Creator prospectus at 29; WMA Mem. at 19) which states that "[y]ou should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on these plans and the tax consequences associated with them in the [SOAI]."[37]

Aegon's argument -- that defendants made full disclosure under the case law because these additional statements in the prospectus prove as a matter of law that "plaintiff's claims of misstatement or omission conflict with the plain language of the prospectus" -- should be given short shrift.

First the language quoted above which defendants contend demonstrates full disclosure is not "plain language" straightforwardly stating the facts which plaintiffs claim are misstated and omitted. Put succinctly, defendants claim that the prospectus disclosure -- "since the tax-favored arrangement itself provides tax-sheltered growth" -- constitutes full disclosure that:

> "the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is <u>unnecessary</u>" CC ¶99 (contained in NASD Notices), and
>
> You should purchase a variable annuity for an already tax-deferred retirement account "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and

[37] Needless to say, the SOAI to which customers were referred contained no further information material to the disclosure issue herein.

guaranteed fees, support the" purchase. CC ¶84 (contained in NASD Notices).

On its face, defendants' argument falls far short. The statement plucked by defendants to support their analysis, "since the tax-favored arrangement itself provides tax-sheltered growth" is not "plain language." And, it certainly does not disclose that (to paraphrase both this clause cited by defendants and the NASD Notices) the "tax-favored arrangement itself provides all of the tax-sheltered growth you are ever going to receive, so "that the tax deferred accrual feature of the variable annuity is unnecessary." The sentence cited by defendants simply does not describe or imply the amount of tax-shelter growth to be received, let alone that it is "unnecessary" because the variable annuity provides no additional tax-sheltered growth whatsoever.

WMA similarly quotes (Mem. at 19), as providing full disclosure, the prospectus language "Because variable annuity contracts provide tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract." But this statement does not raise a "storm warning" because its language is neutral. It was precisely for this reason that NASD Notice 99-35 required the disclosure to use the "only" in the phrase "a variable annuity should be recommended only when . . ." [38]

[38] Defendants also argue that they were not required to disclose the tax implications of investing in the variable annuities because "the tax code is publicly available information". Aegon Mem. at 72. While the tax code is publicly available, it does not follow that defendants were absolved of their duty to inform plaintiffs that they would gain no additional tax benefit by investing in the annuities through their tax deferred retirement plans. The cases on which defendants rely do not (continued...)

The same is true for the throw away line in the prospectus suggesting that potential purchasers consult their legal counsel or tax advisor. This statement is not "plain language" and it discloses nothing to a prospective purchaser.[39] The case law supports this analysis.[40]

(...continued)

support their argument. In Heliotrope Gen., Inc. v. Ford Motor Co., 189 F.3d 971, 976-77 (9th Cir. 1999), the court held that because the tax code was publicly available information, it was "part of the total mix of information incorporated by the market into the price of [defendant's] [p]referred stock". The court in Heliotrope, therefore, was addressing a fraud on the market theory, a circumstance quite different from this case. The decision in Wielgos v. Commonwealth Edison Co., 892 F.2d 509 (7th Cir. 1989) is even less applicable here—in Wielgos, the defendant was a nuclear power company. Plaintiffs alleged that the defendants had made various material misstatements and omissions regarding the estimated cost of completing construction of several power plants and the company's likelihood of obtaining a license to operate those plants. Among those omissions, plaintiffs alleged, was defendants' failure to disclose the specific sub-agency of the NRC (the larger regulatory body) that was considering its application for a license. In holding this omission to be immaterial, the court stated "Issuers needn't print the Code of Federal Regulations, which parcels authority among employees of the NRC." Wielgos, 892 F.2d at 517. Notably, the defendants quote only the first clause of this sentence, making it appear as if the court was rendering a decision on the duty of the defendants to disclose the implications of the law. It was not.

Along the same lines as their argument regarding "publicly available information" is defendants' argument that a defendant need only disclose "firm-specific" or "private internal information". The cases cited by defendants in support of this argument are also distinguishable. See Wielgos, 892 F.2d at 517 (holding that the defendant did not have to predict external obstacles that might affect completion of power plants); Klein v. General Nutrition Companies, Inc., 186 F.3d 338 (3d Cir. 1999) (holding that a worldwide vitamin E shortage, which would be taken into account by an efficient market and reflected in the stock price, was not private internal information).

[39] In addition, we note that most citizens of this nation do not have an attorney or an accountant on retainer. The average American goes to an attorney, if he or she sees one at all, in connection with an automobile accident or to have a will drafted. This is even more the case for unsophisticated investors, to whom these annuities were sold. CC ¶15.

[40] In the cases cited by defendants, the prospectus language "squarely contradicted" plaintiffs' claims, Steinberg, 88 F. Supp. 2d at 302, "fairly overflow[ed] with detailed and specific
(continued...)

D. The Alleged Material Misstatements and Omissions Are Not Opinions or Forecasts of the Future

Defendants argue at length (Aegon Mem. at 70-75) that the statements and omissions adduced by plaintiffs are opinions, and that plaintiffs would have defendants describe the annuities in pejorative terms, compare them to other investments or "volunteer projections regarding how their products might perform in the future," none of which is required by law. Aegon Mem. at 73. While this may be an accurate statement of the law, it is not an accurate characterization of plaintiffs' claims, as discussed above.

The defendants go on and on about how the prospectuses state that tax-deferral is a feature of a variable annuity; plans such as IRAs are also tax-deferred; and that fees and charges reduce investment returns. But, what defendants do not address is how the alleged omissions, and we will restate just two of them below, are anything other than statements of fact. Defendants did not disclose that:

> "the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary" CC ¶99 (contained in NASD Notices), and

---

(...continued)

cautionary language"; Stac Elecs., 89 F.3d at 1409; "frequently alluded" to risks, Glassman, 90 F.3d at 635; contained "numerous, specific and detailed disclosures", Rhodes v. Omega Research, Inc., 38 F. Supp. 2d 1353, 1364 (S.D. Fla. 1999); contained "detailed and informative" cautionary language, Harris v. IVAX Corp., 182 F.3d 799, 807 (11th Cir. 1999); and contained "repeated warnings", Krim v. Banctexas Group, 989 F.2d 1435, 1447 (5th Cir. 1993) (decided on summary judgment). That is not the case here.

> a variable annuity should be recommended "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation." CC ¶84 (contained in NASD Notices).

These statements are material facts, not opinions, and defendants' twisting and weaving arguments cannot avoid that conclusion. Defendants' additional arguments are equally of the makeweight variety.

Plaintiffs do not allege that defendants should have described the annuities in pejorative terms. It is not pejorative to say that: (1) a particular type of investment, i.e., variable annuities, is almost always inappropriate for a particular type of investor, i.e., individuals purchasing the investment through tax-deferred retirement accounts or plans; or (2) "the tax deferred accrual feature is provided by the tax-qualified retirement plan and that the tax deferred accrual feature of the variable annuity is unnecessary"; or (3) a variable annuity should be recommended "only when its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the recommendation."[41] These statements are applicable to both Aegon and its competitors; hence, they are not pejorative.

Further, plaintiffs do not suggest that defendants should have compared themselves "in myriad ways to [their] competitors," Aegon Mem. at 60 (quoting Donald J. Trump Casino, 7 F.3d at 375-76) -- only that Aegon disclose in its prospectuses immutable facts, applicable to it, which were required to be disclosed

[41] In contrast, defendants cite to a case in which the plaintiffs alleged that defendants should have characterized their own conduct as "illegal". Aegon Mem. at 74 (citing Kramer v. Time Warner Inc., 937 F.2d 767, 777 (2d Cir. 1991)).

by the NASD and under a common sense application of fact to law.[42]

Defendants fail to explain how the omissions alleged by the plaintiffs constitute "projections", though they cite cases in which the courts have ruled that a company need not predict the impact of a contract on its business, Romine v. Acxiom Corp., 296 F.3d 701, 708 (8th Cir. 2002), or "disclose speculative facts that might have some material albeit unknown impact on future earnings". In re Adams Golf, 176 F. Supp. 2d at 234. These cases are wholly inapplicable here.[43] Rather, defendants failed to reveal specific, concrete present tense facts.

---

[42] In Donald J. Trump Casino, 7 F.3d at 375, the court held that the law does not require the issuer of a security to compare itself to competitors because "such a requirement would impose an onerous if not insurmountable obstacle on issuers of securities to ensure they obtain accurate information on all aspects of their competitors which a reasonable investor might find material." Such an obstacle does not exist here. The plaintiffs in Donald J. Trump Casino had purchased bonds to finance the acquisition and completion of a hotel and casino. Here, the prospectuses simply were required to disclose an important, immutable fact applicable to Aegon.

[43] Defendants rely on a number of other cases in which the court declined to hold the defendants liable for failing to accurately forecast, or to forecast at all, future events. VeriFone, 11 F.3d at 869 (where plaintiffs alleged that defendants omitted to disclose the fact that future prospects may not be as bright as past performance, omission was not material "[a]bsent allegations that [defendant] withheld financial data" from which such a forecast would be derived); Wielgos, 892 F.2d at 515 (holding that nuclear power company need not predict obstacles to completion of construction of power plants nor "estimate the chance that a federal agency will change its rules" for awarding necessary licenses); Ehlert, 245 F.3, at 1316-18 (defendant not liable for prediction of its own future financial success); IVAX, 182 F.3d at 805-06 (defendant not liable for projection of third quarter results); In re S1 Corp. Secs. Litig., 173 F. Supp. 2d 1334, 1353-54 (N.D. Ga. 2001) (defendant not liable for statements regarding its future earnings and integration of its sales force); Issen v. GSC Enters., Inc., 508 F. Supp. 1278, 1292 (N.D. Ill. 1981) (where defendant disclosed terms of merger transaction, including exchange of capital notes for minority shares, defendant could not be held liable for not "speculating as to the future marketability of the capital notes"). Plaintiffs have not alleged, however, that defendants should have made any predictions about anything.

Defendants' reliance on Taam is misplaced. In Taam, plaintiffs' alleged that the cancellation of a contract with Access Med Plus, which accounted for 50% of a particular revenue stream of defendant's, should have made it clear to defendant that it would be unable to operate under its Medicare cost cap. The Court found the alleged omission was simply an attempt to require disclosure of an economic forecast. Taam Assoc., 1998 U.S. Dist. LEXIS 22372 at *5.

Defendants' reliance on Steinberg is equally misplaced. Aegon Mem. at 58. In Steinberg, the plaintiffs complained that "the prospectus failed to disclose that non-compete covenants are often disregarded by IT companies, thus rendering any statements about such clauses false and misleading". Steinberg, 88 F. Supp. 2d at 307. The court ruled that there had not been an omission of "fact", because "the proposition that non-compete covenants are often breached in the IT services business is a debatable one". Id. That a deferred annuity offers no additional tax benefit to investors who purchase it through a tax-deferred retirement plan clearly is not "debatable" -- and the suitability of such annuities for already tax-deferred accounts is within the competence of the NASD, which determined that they are not except in unique circumstances.

E. The Bespeaks Caution Doctrine Is Flatly Inapplicable Because It Applies To Only Forward-Looking Statements

Finally, defendants' misstatements are not protected by the "bespeaks caution" doctrine, which "only applies to forward-looking statements." In re Sci. Atlanta, Inc., Sec. Litig., 239 F. Supp. 2d 1351, 1362 (N.D. Ga. 2002); Steinberg,

88 F. Supp. 2d at 301 (citing In re Nokia Sec. Litig., No. 96 Civ. 3752 (DC), 1998 U.S. Dist. LEXIS at *23 (S.D.N.Y. Apr. 1, 1998)); Gross, 977 F. Supp. at 1473; Insurance Mgmt Solutions, 2001 U.S. Dist. LEXIS 9962, at *30.[44] None of the statements here are forward-looking, a fact which the defendants wholly ignore in their analysis. WMA Mem. at 25-29.

*   *   *

In light of the NASD's requirements and the reasoning underlying their existence; a common sense interpretation of what facts would be important and, hence, material to a potential investor; and given that the case law interpreting federal securities law defines the question of "materiality" as a mixed question of law and fact involving the application of a legal standard to a particular set of facts (and not as a matter of law issue appropriate for a motion to dismiss), the motions to dismiss by the Aegon defendants and the WMA defendants should be denied.[45]

---

[44] Under the "bespeaks caution" doctrine, a misrepresentation or omission is deemed immaterial if it is surrounded by cautionary language "sufficiently specific to render reliance on the false or omitted statement unreasonable." Milman, 72 F. Supp. 2d at 230. "Such cautionary language must be too prominent and specific to be disregarded and must warn investors of exactly the risk that plaintiffs claim was not disclosed". Id. Defendants argue that the language of the prospectus directly contradicts plaintiffs' claims and that the necessary cautionary language is therefore present. However, as discussed elsewhere in this memorandum, the language of the prospectus does not directly contradict the misstatements and omissions alleged, nor can the language quoted by the defendants, including the statement that "the tax-favored arrangement itself provides tax-sheltered growth", be said to be "too prominent and specific to be disregarded." The language quoted by the defendants is neutral.

[45] Although not directly relevant to this motion, defendants argue (Aegon Mem. at 4 n.2; WMA Mem. at 6) that this action could never be certified as a class action because (among other things) "many of the issues are inherently individualized, including whether variable annuities are suitable for particular investors." This argument is without merit. First, there are suitability (continued...)

V.
Plaintiffs Have Stated A Claim Under The Investment Company Act Of 1940

Defendants argue that plaintiffs' claim against Western Reserve, AFSG Securities and WRL Series Fund under section 34(b) of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. §80a-33, must be dismissed because there is no private right of action under the statute or, if there is a private right of action, plaintiffs have failed to state a claim.

Neither this Court nor the Eleventh Circuit has yet addressed whether a private right of action exists under section 34(b) of the ICA. The former Fifth Circuit, however, indicated that the ICA does authorize such actions. See Herpich v. Wallace, 430 F.2d 792, 815 (5th Cir. 1970) ("We affirm the principle that private actions provide a necessary supplement to SEC action in the enforcement of the Investment Company Act.") (citing J.I. Case Co. v. Borak, 377 U.S. 426, 432 (1964)); see also Fogel v. Chestnutt, 668 F.2d 100, 110 n.10 (2d Cir. 1981)

(...continued)

issues concerning the purchase of a tax-deferred annuity for an already tax-deferred retirement account, which are common across-the-board issues appropriate for a class action. Then, there are individual suitability issues present in a securities arbitration which are not relevant here (for example, was it suitable for the brokerage house to recommend that "the little old lady", retired, with no current income, invest her life savings in Internet stocks?). The true issue here is disclosure with respect to common suitability concerns: since there are inherent suitability issues common to all variable annuity potential purchasers, materiality requires disclosure that the tax benefits from a tax-deferred variable annuity are "unnecessary" and that a variable annuity should not be purchased unless "its other benefits, such as lifetime income payments, family protection through the death benefit, and guaranteed fees, support the" purchase. Notice 99-35, nos. 11, 16.

(observing that though Herpich "did not explicitly decide the question of a private cause of action for damages under the ICA, the discussion leaves little doubt that the Fifth Circuit would have joined the ranks [of circuits permitting private action] if decision had been needed"). In addition, a number of federal circuit and district courts have expressly held that a private right of action does exist. See Blatt v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 916 F. Supp. 1343, 1349-50 (D.N.J. 1996) (collecting cases). While it is true that not every jurisdiction favors such a claim, defendants acknowledge that the Supreme Court to date has declined to resolve this disagreement among the circuits. Aegon Mem. at 87. As set forth below, the better reasoned analysis supports an interpretation of the ICA that permits a private right of action under section 34(b). Further, plaintiffs have properly pled a cause of action.

Courts have "routinely recognized" private causes of action under the ICA. In re Nuveen Fund Litig., No. 94 C 360, 1995 U.S. Dist. LEXIS 19476, at *19 (N.D. Ill. Dec. 21, 1995) ("Nuveen I") (citing Bancroft Convertible Fund v. Zico Inv. Holdings, 825 F.2d 731, 734-35 nn.1, 2 (3d Cir. 1987); Lessler v. Little, 857 F.2d 866, 871-72 (1st Cir. 1988)). Legislative history makes clear that in enacting and later amending the ICA, Congress intended the courts to imply private rights of action thereunder. Bancroft Convertible Fund, 825 F.2d at 735 (holding that amendment of the ICA "left intact those provisions from which courts had implied private causes of action" and noting that the legislative history "discloses congressional enthusiasm for private enforcement"); Nuveen I, 1995 U.S. Dist. LEXIS 19476, at *19-*21 (holding that legislative history demonstrated

congressional intent to permit private actions); see also Lessler, 857 F.2d at 873 (holding that "it is consistent with congressional intent and with governing law to imply a private cause of action under the Investment Company Act").

More pointedly, a number of decisions have found a private right of action under section 34(b). In In re Nuveen Fund Litig., No. 94 C 360, 1996 U.S. Dist. LEXIS 8071 (N.D. Ill. June 11, 1996) ("Nuveen II"), the court found private rights of action under sections 34(b) and 36(a) of the ICA. First, the court looked to the statute itself, finding that the plain language of the ICA supported a private right of action, and that such an action "would be consistent with the statute's underlying scheme". Id. at *12. The ICA grants federal courts jurisdiction in "'all suits in equity and actions at law brought to enforce any liability or duty created by . . . regulations or orders thereunder.'" Id. at *12-*13 (quoting 15 U.S.C. §80a-43)). What is more, section 1(b) of the ICA explicitly directs the courts to interpret its provisions to "mitigate and, so far as is feasible, to eliminate the conditions enumerated in this section which adversely affect the national public interest and the interest of investors". Id. at *13 (quoting 15 U.S.C. §80a-1(b)). The court also examined the legislative history of the ICA, and found that Congress's "enthusiastic expression of intent" to make a private right of action available under the ICA was apparent therein. Id. at *14-*15. Further, the court acknowledged thirty years of case law implying private causes of action under the ICA and observed that "[e]ven though the Congress has revisited the ICA three times since courts began to imply such causes of action, it has never indicated its dissatisfaction with this practice". Id. at *13 (citing Merrill Lynch, Pierce, Fenner

& Smith, Inc. v. Curran, 456 U.S. 353, 380-81 (1982)).

In other cases, courts have simply presumed the existence of a private of action under section 34(b) of the ICA in evaluating the pleadings or deciding a motion for summary judgment. For example, in Rodney v. KPMG Peat Marwick, 143 F.3d 1140 (8th Cir. 1998), the court reversed a grant of summary judgment for the defendants in a case where the plaintiffs alleged numerous claims of noncompliance and nondisclosure under the securities laws and under section 34(b) of the ICA. Even in granting summary judgment for the defendants, the district court assumed that a private right of action existed under the ICA. Id. at 1143 (describing the district court's holding as being grounded on the question of materiality). In reinstating the plaintiffs' claims, the court of appeals presumed the existence of a private right of action and discussed only whether an issue of fact existed making summary judgment on the claims inappropriate. Id. at 1144-46.

Similarly, in Hunt v. Alliance North Am. Gov't Income Trust Inc., 159 F.3d 723 (2d Cir. 1998), the court reversed a denial of leave to amend a claim for misrepresentations in a prospectus. Apparently presuming that a private right of action existed under section 34(b) of the ICA, one of the statutes under which plaintiffs had brought their claims, the court rejected the defendants' argument that the alleged misstatements were protected by the bespeaks caution doctrine and reversed the district court's finding that amendment would be futile because plaintiffs had failed to state a claim. Id. at 729.

Finally, in Karpus v. Hyperion Capital Mgmt., No. 96 Civ. 4671(SAS), 1997 U.S. Dist. LEXIS 4332 (S.D.N.Y. Apr. 2, 1997), though the court ultimately dismissed plaintiff's claim under section 34(b) of the ICA as redundant of a previously decided claim, it presumed in its analysis that such a cause of action existed. Id. at *8-*11.

Defendants argue that the Supreme Court's decision in Central Bank, N.A. v. First Interstate Bank N.A., 511 U.S. 164 (1994) prohibits courts from implying a private right of action under any federal securities law that does not specifically provide for one. Aegon Mem. at 87. A similar argument was made and rejected in Nuveen I, 1995 U.S. Dist. LEXIS 19476, at *22-*24. In Central Bank, the Court held that private civil liability under section 10(b) of the Exchange Act did not extend to those who aided or abetted a direct violation. In making this determination, the court did not disturb prior precedent that implied a private right of action against those directly liable under section 10(b). See Nuveen I, 1995 U.S. Dist. LEXIS 19476, at *22. Rather, the Court considered the scope of conduct prohibited by the statute. Central Bank, 511 U.S. at 173. The Court held, "Of course a private plaintiff now may bring suit against violators of §10(b). But the private plaintiff may not bring a 10b-5 suit against a defendant for acts not prohibited by the text of §10(b)." Id. Therefore, the Court did not decline to imply a private right of action—it simply declined to extend the scope of liability to include conduct that was not already designated as unlawful by the statute. See Nuveen I, 1995 U.S. Dist. LEXIS 19476, at *23. Stated another way, the Court in Central Bank focused on whether defendants not originally contemplated by the

statute nevertheless could be held liable thereunder. See id. at *22. In contrast, the focus in this case is on whether plaintiffs can seek redress against defendants who already have notice that they are subject to liability under the statute. Significantly, section 10(b), using language similar to that of section 34 of the ICA, "declared certain conduct to be unlawful without granting a private cause of action; one was subsequently implied". Id. (citing Central Bank, 511 U.S. at 171). Thus, Central Bank does not direct this court to dismiss plaintiffs' claim under the ICA.[46] Id.

Defendants also rely on Olmsted v. Pruco Life Ins. Co., 283 F.3d 429 (2d Cir. 2002), in which the Second Circuit found that no private right of action existed under sections 26(f) and 27(i) of the ICA. In Olmsted, the court held that the fact that Congress specifically authorized a private right of action in section 36(b) indicated that it had intentionally omitted such a right from other sections of the ICA. Olmsted, 283 F.3d at 432-33; Aegon Mem. at 88. Section 36(b), however, did not expressly provide for a private right of action until 1970, when it was amended. Fogel, 668 F.2d at 111. In enacting this and later amendments, Congress made clear that it did not intend to negate private rights of action the courts had already implied under other sections of the ICA.[47] Id.; Bancroft

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[46] In Corr. Servs. Corp. v. Malesko, 534 U.S. 61 (2001), also cited by defendants (Aegon Mem. at 87), the Court also declined to extend the category of defendants who could be held liable under an existing private cause of action. That decision, therefore, is also inapposite here.

[47] When Congress enacted the amendment to subsection 36(b) in 1970, the courts had already implied a private right of action under subsection 36(a). Congress commented that the fact that subsection (b) now expressly provided for a private right of action should not be read to affect (continued...)

Convertible Fund, 825 F.2d at 735; Nuveen I, 1995 U.S. Dist. LEXIS 19476, at *21. In Olmsted, however, the court interpreted sections of the ICA that had been added after 1970. Olmsted, 283 F.3d at n.3. In contrast, section 34(b), under which plaintiffs here bring their claim, was already part of the ICA when Congress added the private right of action to section 36(b). Moreover, courts had recognized a private right of action under section 34(b) as early as 1961. See Brown v. Bullock, 194 F. Supp. 207 (S.D.N.Y.), aff'd, 294 F.2d 415 (2d Cir. 1961). The reasoning of Olmsted, therefore, is not applicable here.[48]

Finally, relying on their arguments for dismissal of plaintiffs' claims under the Securities Act, defendants argue that even if a private right of action does exist under section 34(b) of the ICA, plaintiffs nevertheless have failed to state a claim. Aegon Mem. at 89. As plaintiffs have already refuted these arguments above, they

(...continued)

subsection (a), and further that " 'the fact that subsection (b) specifically places the burden of proof on the plaintiff does not mean that the normal rules of evidence which ordinarily place the burden of proof on a plaintiff would not apply to subsection (a).' " Nuveen I, 1995 U.S. Dist. LEXIS 19476, at *19 n.4 (quoting S. Rep. No. 91-184, 91st Cong., 1st Sess. 16 (1969)). When it amended the ICA again in 1980, Congress stated that it "'wishes to make plain that it expects the courts to imply private rights of action under this legislation, where the plaintiff falls within the class protected by the statutory provision in question'". Id. at *20 (quoting H.R. Rep. No. 1341, 96th Cong., 2d Sess. 28-29 (1980), reprinted in Cong. & Admin. News 4800, 4810-11).

[48] Defendants also rely on White v. Heartland High-Yield Mun. Bond Fund, 237 F. Supp. 2d 982 (E.D. Wis. 2002) and Dorchester Investors v. Peak Int'l Ltd., 134 F. Supp. 2d 569 (2001). Aegon Mem. at 87. In Dorchester, the court relied exclusively on Olmsted. Dorchester Investors, 134 F. Supp. 2d at 34-35. In White, the court relied on Dorchester, Olmsted and Central Bank. White, 237 F. Supp. 2d at 986-89. As demonstrated above, neither Olmsted nor Central Bank require this court to dismiss plaintiffs' claim under section 34 of the ICA. Therefore, Dorchester and White, which rely on these cases, are similarly inapposite.

will not address them again here. Defendants' motions to dismiss plaintiffs' claim under section 34(b) of the ICA should be denied.

VI. Plaintiffs' Claims Are Timely And Should Not Be Dismissed

As prescribed in section 13 of the Securities Act, any claim under section 11 or section 12(a)(2) must be brought "within one year after the discovery of the untrue statement or the omission, or after such discovery should have been made by the exercise of reasonable diligence". 15 U.S.C. § 77m. In addition, plaintiffs may not bring a section 11 claim more than three years after the security was offered to the public or a section 12(a)(2) claim more than three years after the sale. Id.

Defendants argue that plaintiffs' claims should be dismissed on technical grounds, for failure to allege compliance with the statute of limitations. Further, defendants argue that plaintiffs were, from language in the prospectus, on inquiry notice of their claims more than one year prior to filing suit and that, as a result, the claims are time-barred. Finally, defendants argue that plaintiffs' claims against WRL Series Fund, Inc. (hereafter "WRL Series Fund"), Transamerica Life Insurance and Annuity Company (hereafter "Transamerica Life"), and World Money Group Inc. (hereafter "World Money Group"), were untimely added to the complaint.

As demonstrated below, plaintiffs have sufficiently alleged compliance with the statute of limitations. Any deficiencies in the consolidated complaint are cured

by plaintiffs' declarations submitted herewith or, if amendment is deemed necessary, as stated, plaintiffs will move contemporaneous with defendants' motion to dismiss to amend the complaint to add the necessary factual allegations from the declarations.

Plaintiffs' claims are timely. The "information" which defendants argue put plaintiffs on inquiry notice does not rise to the level, as required by the case law, of a "storm warning" alerting plaintiffs to the probability that defendants had deceived them. To be sure, defendants' claims in this regard are nothing more than a bootstrap argument which seeks to turn the merits dispute over whether the prospectus contained full disclosure into a statute of limitations issue. For the reasons detailed above, the complaint sufficiently alleges material misstatements and omissions, which similarly precludes dismissal on inquiry notice grounds.

In any event, when plaintiffs discovered the misrepresentations and omissions is a question of fact not to be decided on a motion to dismiss. Finally, the claims against WRL Series Fund, Transamerica Life and World Money Group relate back to the original complaint and, therefore, are timely brought.

A. Each Plaintiff Is Able to Allege Compliance with the Statute of Limitations

The consolidated complaint alleges that plaintiffs' claims are timely because they were "brought within one year after the discovery of the material misstatements and material omissions and within three years after the variable annuities were offered to the public through the relevant prospectuses". CC ¶¶149 & 167. Further, the consolidated complaint alleges that "[p]laintiffs did not know,

or in the exercise of due diligence could not have known, of the materially misleading statements and omissions contained in these [referenced and incorporated] documents." CC ¶164. Thus, plaintiffs sufficiently allege compliance with section 13. The analysis of additional facts concerning each individual plaintiff is set forth below.

1. **Mr. Johnson's Claims Are Not Time-Barred**

Defendants assert that Mr. Johnson's claims are barred by the one year statute of limitations because he filed suit more than one year after discovery of the untrue statement or omission (Aegon Mem. at 47-48). This argument is factually incorrect.

Even if the consolidated complaint did not adequately plead compliance with the one-year notice period, Mr. Johnson's declaration makes clear that this suit was filed 364 days after he was told by the Georgia Department of Insurance that: (a) he was improperly sold the variable annuity for his IRA; (b) he should mail a certified letter to WMA demanding immediate reversal of the annuity, with the balance to be placed in cash in an IRA so that he could roll it over to another IRA; and (c) he should state in the letter that he was aware he was sold the annuity through misrepresentation. Johnson Decl. ¶¶3-9.

Mr. Johnson met with the representatives of the Georgia Department of Insurance on October 2, 2000. Until that time, he was totally unaware of the inappropriateness of the variable annuity he had purchased for his IRA. Johnson Decl. ¶¶4-9. This action was filed on October 1, 2001. Accordingly, Mr. Johnson has alleged compliance with the statute of limitations and his claim should not be

dismissed.

2. Ms. Hughes' Claims Are Not Time-Barred

The defendants similarly assert that Ms. Hughes' claims are barred by the one year statute of limitations because she filed suit more than one year after discovery of the untrue statement or omission (Aegon Mem. at 47-48). This argument is factually incorrect.

Even if the consolidated complaint did not adequately plead compliance with the one-year notice period, Ms. Hughes' declaration makes clear she did not discover defendants' misrepresentations and omissions until after Mr. Johnson filed this lawsuit on October 1, 2001. Hughes Decl. ¶¶5-8. The one year statute of limitations, therefore, could not begin to run until at some date after October 1, 2001 (when Johnson filed suit), when she was told that purchasing a tax-deferred variable annuity for a tax-deferred retirement account was a "dog" of an investment. This limitation period, however, was simultaneously tolled by the filing of Johnson's complaint, as was the three year limitation. See Crown, Cork & Seal Co. v. Parker, 462 U.S. 345, 350 (1983) ("The filing of a class action tolls the statute of limitations 'as to all asserted members of the class.' ") (quoting American Pipe & Constr. Co. v. Utah, 414 U.S. 538, 554 (1974)); Armstrong v. Martin Marietta Corp., 138 F.3d 1374, 1378 (11th Cir. 1998) (citing Crown, Cork & Seal Co., 462 U.S. at 354-55). Accordingly, Ms. Hughes claim should not be dismissed.

3. Ms. Gerin's Claims Are Not Time-Barred

Defendants argue (Aegon Mem. at 46) that Ms. Gerin's claims do not fall

within the three-year limitation period of section 13 because she purchased her annuity in December 1996, not in December 1999, as alleged in the consolidated complaint. Plaintiffs acknowledge that the alleged December 6, 1999 purchase date was a typographical error and that Gerin did make an initial purchase in December 1996.

Although defendants were quick to go beyond the pleadings and submit evidence of Ms. Gerin's December 1996 purchase, and although defendants have complete access to the documentation of Ms. Gerin's transactions with them -- defendants have not been forthright in this analysis as they have ignored Ms. Gerin's additional purchases of the same variable annuity on July 19, 1999, and January 31, 2000. Gerin Decl. ¶¶3-13. Based on these purchases, Ms. Gerin's claims for these purchases are well within the three year statute of limitations.

Gerin similarly did not discover defendants' misrepresentations and omissions until after Mr. Johnson filed this lawsuit. The one year statute of limitations, therefore, could not begin to run until at some date after October 1, 2001, when Johnson filed suit, when she was told that purchasing a tax-deferred variable annuity for a tax-deferred retirement account was a "dog" of an investment. Gerin Decl. ¶¶9-13. Her limitations period also was simultaneously tolled by the filing of Johnson's complaint, as was the three year limitation. See cases cited in Hughes section above. Because neither limitation period had run at

the time Johnson filed suit[49], Gerin's claims are timely and should not be dismissed.

For the reasons stated above, plaintiffs have adequately alleged, or are able to adequately allege, compliance with the statute of limitations. Their claims, therefore, should not be dismissed.

B. Defendants' Attempt to Bootstrap Their Inquiry Notice Argument By Improperly Tying It to the Merits of Their Nondisclosure Argument; In Any Event, the Facts in the Consolidated Complaint Do Not Establish that Plaintiffs Were on Inquiry Notice More Than One Year Before Filing Suit

Defendants argue (Aegon Mem. at 49-53; WMA Mem. at 9-12) that Johnson and Hughes were put on inquiry notice of the misleading statements and omissions by the very same SEC filings which plaintiffs allege contain the misleading statements and omissions.[50] None of the language defendants point to would alert

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[49] As of October 1, 2001, approximately one year and four months remained on the three year statute of limitations on Gerin's claim -- her last purchase being on January 31, 2000.

[50] Defendants unnecessarily argue that "investors are presumed to have read prospectuses, quarterly reports, and other information relating to their investments". Aegon Mem. at 51 (citing Mathews v. Kidder, Peabody & Co., 260 F.3d 239, 252 (3d Cir. 2001)). The instant case is easily distinguishable from Mathews, a section 10(b) action, where the defendants issued a number of financial updates more than one year before the plaintiffs filed suit. The plaintiffs claimed that the defendants had misrepresented certain investment funds as low-risk. Mathews, 260 F.3d at 253-54. The financial updates showed a volatility in fund distributions that was inconsistent with what would reasonably be expected from a conservative investment. Id. The updates therefore directly contradicted what the defendants had previously told the plaintiffs regarding the nature of the investment. In addition, Mathews was decided on a motion for summary judgment, not a motion to dismiss.

reasonable persons to the probability that defendants had misled them in recommending the annuities as appropriate investments for tax-deferred retirement accounts.

The statute of limitations on claims under section 11 and section 12(a)(2) runs from the date the plaintiff discovered the fraud or, in the alternative, the date "such discovery should have been made by the exercise of reasonable diligence". 15 U.S.C. § 77m. A plaintiff has inquiry notice of his or her claim when "the circumstances would suggest to an investor of ordinary intelligence the probability", not the mere possibility, that he or she has been deceived. Dodds v. Cigna Sec., Inc., 12 F.3d 346, 350 (2d Cir. 1993); see Dietrich v. Bauer, 76 F. Supp. 2d 312, 343 (S.D.N.Y. 1999) (holding that information triggers inquiry notice when it provides the plaintiff "with sufficient storm warnings to alert a reasonable person to the probability that there were either misleading statements or significant omissions involved in the sale of the securities").

Moreover, defendants "bear [ ] the burdens of production and persuasion as to a statute of limitations defense." Carley Capital Group v. Deloitte & Touche, L.L.P., 27 F. Supp. 2d 1324, 1341 (N.D. Ga. 1998) (citing Smith v. Duff & Phelps, Inc., 5 F.3d 488, 492 n.9 (11th Cir. 1993)). Therefore, whether a plaintiff was on inquiry notice is an issue of fact not to be decided on a motion to dismiss, except in the rare circumstance where "the undisputed facts set forth in the complaint establish inquiry notice and the lack of due diligence". Dietrich, 76 F. Supp. 2d at 345-46 (emphasis added); see also Carley Capital Group, 27 F. Supp. 2d at 1341 (denying motion to dismiss because "[q]uestions of notice and due diligence are

particularly suited for a jury's consideration.") (quoting Kennedy v. Tallant, 710 F.2d 711, 716 (11th Cir. 1983)); In re Jiffy Lube Sec. Litig., No. Y-89-1939, 1990 U.S. Dist. LEXIS 20141, at *11 (D. Md. Dec. 7, 1990) ("The question of when the misstatements should have been discovered is a question of fact that can not be decided on a motion to dismiss."); cf. Durham v. Business Mgmt. Assocs., 847 F.2d 1505, 1510 (11th Cir. 1988) (affirming denial of summary judgment on grounds that "the issue of due diligence is an issue for the trier of fact"). Even where the plaintiffs "could conceivably have anticipated trouble" based on facts available to the public more than one year before they filed their complaint, "the issue of constructive knowledge and inquiry notice should more properly be resolved by the trier of fact". In re Dreyfus Aggressive Growth Mut. Fund Litig., No. 98 Civ. 4318 (HB), 2000 U.S. Dist. LEXIS 94, at *10 (S.D.N.Y. Jan. 5, 2000).

In Carley Capital Group, 27 F. Supp. 2d at 1329-32, for example, the plaintiffs brought claims against an accounting firm for its alleged false reporting of the stock-issuer's financial results. Specifically, the plaintiffs alleged the improper reporting of revenue earned under a specific contract. Id. at 1330-31. More than one year prior to the filing of the complaint, the stock-issuer distributed a press release announcing a write-off of such revenue, which the company had already reported for the previous quarter. Id. at 1332. As a result, the price of the company's stock dropped significantly, and 19 related federal securities actions were filed against it. Id. at 1340-41. The court held that the while the press release and the subsequent filing of 19 related lawsuits "may have created suspicious circumstances" as to the conduct of the accounting firm, "the Court cannot

conclude as a matter of law that they provided inquiry notice". Id. at 1341.

Defendants argue that plaintiffs were put on inquiry notice of the misleading statements and omissions by defendants' suggestion that plaintiffs consult their own tax advisors, by the statement in the prospectus that "a tax-favored arrangement such as a traditional IRA or Roth IRA 'in itself provides tax sheltered growth'", by the disclosure of the tax features of the individual retirement annuities and by the provisions of the Internal Revenue Code and the IRS's regulations pertaining to individual retirement accounts and annuities. Aegon Mem. at 51-52.

For the same reasons set forth above in our argument above concerning whether material misstatements and omissions are sufficiently alleged in the complaint, defendants' analysis in incorrect. The average purchaser is not sophisticated and does not have a tax advisor. The statement that a traditional IRA "in itself provides tax sheltered growth" does not suggest that such an account provides the only tax benefits and that the tax-deferred features of the variable annuity are "unnecessary." NASD Notice 99-35. This argument is simply a rehash of defendants' argument on the merits in a different guise. Such legerdemain should be given short shrift.

Defendants rely on several inapposite cases in which the plaintiffs ignored or did not avail themselves of information that -- unlike in this action -- directly contradicted prior statements the defendants had made. Because no such contradiction exists here, these cases are all distinguishable.

In Franze, the plaintiffs, purchasers of variable life insurance policies, brought claims against the defendant issuer under the Securities Act and the

Exchange Act. The plaintiffs alleged that the defendants had trained their agents "to obscure the nature and costs of the VLI contracts during the agents' oral presentations", with the result that the plaintiffs "mistakenly believed that Equitable was selling them pension plans, retirement plans, or education funding plans, comprised of high return mutual fund investments, rather than life insurance." 296 F.3d at 1252. The court found that, more than one year before filing suit, plaintiffs had received prospectuses and policies clearly identifying the investments as variable life insurance policies. Id. at 1255. Thus, the statements in the prospectuses and policies directly contradicted the defendants' oral presentations. Had plaintiffs read the documents, they would have had actual notice of the misrepresentations in the oral presentations. Indeed, the Franze plaintiffs themselves testified that, had they read the documents, they would not have purchased the variable life insurance policies. Id. at 1255.

Similarly, in Dodds, the prospectuses received by the plaintiff directly contradicted the oral misrepresentations made to the plaintiff by an agent of the defendant. In Dodds, a suit by an individual plaintiff, the plaintiff alleged that the agent, in order to generate commissions, misled her into believing that limited partnerships were appropriate investments for her, though she had explained her desire to "pursue a 'conservative investment strategy' in order to allow her to support her family and provide her daughters with a college education". 12 F.3d at 348, 350. The court found that the prospectuses the plaintiff had received, however, had clearly explained the commissions, risk and illiquidity of the investments. Id. at 351. This directly contradicted the agent's oral assurances

that the investments were appropriate for the plaintiff's conservative portfolio and put the plaintiff on inquiry notice of her claim.

Finally, in Theoharus, the information that put the plaintiffs on inquiry notice also directly contradicted the defendants' misleading statements. In Theoharus, the plaintiff alleged that the defendant company had violated section 10(b) of the Exchange Act with its "assurances of financial health". 256 F.3d at 1228. More than one year before the plaintiff filed suit, the defendant announced that "it has been experiencing substantial cashflow deficiencies and financial difficulties, and its manufacturing facilities have been temporarily shutdown until this situation is resolved". Id. A week after making this announcement, the defendant filed for bankruptcy. The court dismissed the claim as time-barred, finding that the announcement and bankruptcy filing had put the plaintiff on inquiry notice that defendant had misrepresented its financial health. Id.

While the statements that provided inquiry notice in Franze, Theoharus and Dodds directly contradicted the misleading statements of which the plaintiffs in those cases complained, and thereby provided the plaintiffs with notice that something was amiss, there was no such direct contradiction here. The suggestion to seek additional tax advice does not directly contradict the recommendation of a particular investment product, nor does the mere existence of the tax code give an investor notice that he or she has been deceived about the tax benefits and costs of a particular investment. Further, the statement that a tax-deferred retirement plan provides tax-deferred growth does not rise to the level of a "storm warning". Such a statement would not alert a reasonable person to the probability that the tax-

deferred benefits from the variable annuity were "unnecessary."

For the reasons stated above, plaintiffs' claims are timely and should not be dismissed.

C. The Claims Against WRL Series Fund, Transamerica Life and World Money Group Are Timely Because They Relate Back to the Allegations of the Original Complaint

Plaintiffs first named WRL Series Fund, Transamerica Life and World Money Group as defendants in this action in the consolidated complaint, which was filed on December 10, 2002.[51] These defendants were added within the three-year limitation period of section 13. Defendants argue that the newly named defendants should be dismissed from the action because they were added after the one-year limitation on Johnson's claims had already run. Defendants also argue that plaintiffs "do not plead any facts to show why they took so long to assert claims against these defendants". Aegon Mem. at 53. This argument is disingenuous. Defendants themselves caused the delay in these proceedings by interposing a frivolous cross-motion for disqualification of proposed local and lead counsels in response to plaintiff Johnson's motion to be appointed lead plaintiff.

As demonstrated below, however, the one-year limitation period is not a bar,

[51] The Aegon Defendants argue that plaintiffs should have sought a court order before naming these new defendants. Aegon Mem. at 16 n.13. As defendants are well aware, however, following the court's appointment of lead plaintiff and lead counsel, a consolidated complaint is filed. It is standard practice in a securities class action under the PSLRA for lead counsel at that time to amend the complaint as necessary, including by naming additional defendants.

the allegations against these defendants relate back to the original complaint and the claims are timely.

A complaint may be amended to add or change a defendant after the statute of limitations has run if the amendment relates back to a timely-filed complaint. VKK Corp. v. NFL, 244 F.3d 114, 128 (2d Cir. 2001) (citing Fed. R. Civ. P. 15(c)); Schoch v. Dade City Retirement Housing, Inc., 124 F.R.D. 688, 690 (M.D. Fla. 1988). Under Rule 15(c) of the Federal Rules of Civil Procedure, an amended pleading relates back to the date of the original pleading if:

> .... (2) the claim or defense asserted in the amended pleading arose out of the conduct, transaction, or occurrence set forth or attempted to be set forth in the original pleading, or (3) the amendment changes the party or the naming of the party against whom a claim is asserted if the foregoing provision (2) is satisfied and, within the period provided by Rule 4(m) for service of the summons and complaint, the party to be brought in by amendment (A) has received such notice of the institution of the action that the party will not be prejudiced in maintaining a defense on the merits, and (B) knew or should have known that, but for a mistake concerning the identity of the proper party, the action would have been brought against the party. Fed. R. Civ. P. 15(c).

Therefore, three requirements must be met to apply relation back under Rule 15(c). VKK Corp., 244 F.3d at 128. The amended complaint relates back to the original complaint if "[1] it arises out of the same transaction or occurrence that was the subject of the original pleading, [2] the new defendant was omitted from the original complaint by mistake, and [3] there would be no prejudice to the new defendant by the delay in naming it". Deaner v. Solomon, No. 02 Civ. 8772, 2003 U.S. Dist. LEXIS 3575, at *1-*2 (S.D.N.Y. Mar. 12, 2003) (citing VKK Corp., 244

F.3d at 127). If all of these requirements are met, amendment is permitted.

The defendants do not, nor could they, argue that the first and third requirements above have not been met. The claims alleged in both the original complaint and the consolidated complaint arise out of the same transactions—the marketing and sale of the variable annuities to plaintiffs as part of their tax deferred retirement plans, which was accomplished through misrepresentation. See Randall's Island Family Golf Ctrs v. Acushnet Co., No. 02-2278, 2002 Bankr. LEXIS 1247, at *7-*8 (Bankr. S.D.N.Y. Nov. 8, 2002) (claims arose from the same conduct where "[t]he new claim involves the same transfers as those implicated in the preference claims against [the defendant named in the original complaint]"). The defendants do not suggest that they will be prejudiced in their ability to defend the action, nor do they assert that they were not on notice of the claims.[52] Rather, the newly named defendants contend that plaintiffs' failure to

[52] Constructive notice of the claim is sufficient to satisfy the notice requirement. Parsons v. City of Phila., No. 02-CV-1881, 2002 U.S. Dist. LEXIS 24764, at *4 (E.D. Pa. Dec. 12, 2002). World Money Group is presumed to have had timely notice through its subsidiary, WMA Securities, which was named as an original defendant. See Emery v. Wood Indus., Inc., Civ. No. 98-480-M, 2001 U.S. Dist. LEXIS 12914, at *17-*18 (D.N.H. Aug. 20, 2001) (presuming notice of claim to new defendant under "identity of interest" test where new defendant had significant ownership interest in original defendant). Further, World Money Group and WMAS are represented by the same attorneys. That defense counsel was aware of plaintiffs' mistake in omitting World Money Group is obvious from the fact that they informed plaintiffs' counsel, during the course of a telephone conversation, that the registration statement misidentified the parent of WMAS and that the actual parent was World Money Group. Espaillat v. Rite Aid Corp., No. 00 CV 2086 (GBD), 2003 U.S. Dist. LEXIS 2910, at *13 (S.D.N.Y. Feb. 25, 2003) (holding that knowledge of a claim may be imputed to a proposed defendant through a shared attorney when "the attorney knew or should have known that but for a mistake concerning the identity of the proper party, the proposed defendant would be added to the existing lawsuit"). Transamerica Life and WRL Series Fund are represented by the same attorney as all other (continued...)

name them in the original complaint did not result from a mistake within the meaning of Rule 15(c).

1. WRL Series Fund and Transamerica Life

Defendants argue that "the documents at issue identified WRL Series Fund and the Transamerica companies" and that plaintiffs therefore cannot argue that their failure to name those two defendants in the original complaint was due to mistake. Aegon Mem. at 56. In their argument, defendants mischaracterize—and oversimplify—this requirement of Rule 15(c). The term "mistake" is to be construed liberally. Itel Capital Corp. v. Cups Coal Co., Inc., 707 F.2d 1253, 1258 n.9 (11th Cir. 1983); see also Schoch, 124 F.R.D. at 690. Mistake "is not limited to cases of misnomer, or to a specific type of misidentification", nor to "good faith, honest mistakes". Randall's Island Family Golf Ctrs, 2002 Bankr. LEXIS 1247, at *8. Rather, the concept of mistake "is concerned fundamentally with the new party's awareness that failure to join it was error rather than a deliberate strategy", and even "encompasses mistakes resulting from negligence and carelessness". Id. at *8-*9.

As a threshold matter, in the original complaint, plaintiffs identified three classes of John Doe defendants. Transamerica comes within the LMN Corp. John

(...continued)

defendants except World Money Group and WMAS. "Where an original defendant and the intended defendant are represented by the same attorney, it is presumed that the attorney likely communicated to the intended defendants that he may be joined in the lawsuit." Parsons, 2002 U.S. Dist. LEXIS 24764, at *5.

Doe defendants. CC ¶¶ 50-51, 53. Hence, it has been timely named as a defendant. In addition, given that defendants delayed these proceedings by filing the virtually frivolous motion to disqualify local and lead counsel, it would be inequitable to apply a time bar here.[53]

Defendants point to a May 2000 registration statement that lists "Transamerica Corporation and subsidiaries" among those companies owned by "Aegon USA's ultimate parent" as the document that "identifies" Transamerica Life. Aegon Mem. at 53-54. The mere fact that Aegon USA and Transamerica Life are owned by the same parent, however, would not serve to advise plaintiffs of Transamerica Life's involvement in the transactions at issue here. See Randall's Island Family Golf Ctrs, 2002 Bankr. LEXIS 1247, at *14.

In Randall's Island Family Golf Ctrs, a bankruptcy proceeding, the debtors filed a claim alleging preferential transfers. Id. at *3. Among the defendants named in the original complaint were two affiliated insurance brokers. Id. at *2-

[53] Defendants cite Wayne v. Jarvis, 197 F.3d 1098 (11th Cir. 1999), for the proposition that an "amended complaint replacing 'John Doe' defendant with that defendant's correct name does not relate back under Rule 15(c)(3)". Aegon Mem. at 55. This is not an accurate characterization of the holding in Wayne, or of the law. Wayne holds that, while the substitution, without more, will not automatically relate back, it may relate back if the requirements of Rule 15(c) are met. Wayne, 197 F.3d at 1103 ("Because Wayne changed the parties being sued after the statute of limitations had expired, his claim against the belatedly-named deputy sheriffs is barred unless he can demonstrate that under Rule 15(c) the amended complaint naming them relates back to the original complaint, which was filed just before the statute ran.") (emphasis added). Furthermore, the facts of Wayne are distinguishable from the present case. In Wayne, the plaintiff, a prison inmate, named as defendants seven unidentified "John Doe" deputy sheriffs. Id. at 1100. In contrast to this unspecific, open-ended designation, plaintiffs here provided precise descriptions of a closed-end group of unnamed defendants.

*3. After the statute of limitations had run, the debtors learned that the two original defendants had served as "mere conduits" for an insurance company, Crum, to which they remanded all premiums they received from the debtors. Id. at *3. The debtors sought to amend the complaint to name Crum as an additional defendant. Id. at *4. Crum, however, asserted that there could be no relation back, because the debtors' failure to name it in the original complaint was not due to mistake. Id. at *14. Rather, Crum argued, the debtors were aware that the original defendants were Crum's brokers and therefore that the premium payments were bound for Crum. Id. The court held that Crum's opposition was "based on a faulty premise":

> This may explain why Crum should have recognized the debtors' error, but fails to prove that the debtors knew that Crum was the initial transferee. First, Crum was only one of the fifteen insurance companies that used [the original defendants] to transact their business with the debtors, and Crum provided just two of the debtors' seventy-six insurance policies or products. Hence, paying [the original defendants] did not automatically mean paying Crum.

Id. at *14 (emphasis added).

Similarly, the fact that the registration statement identified Transamerica Life as an affiliate of Aegon USA was not enough to inform plaintiffs that Transamerica Life was, in fact, a distributor of the annuities at issue here. Indeed Transamerica Life was not the only distributor of these annuities. What is more, plaintiffs named as defendants in the original complaint "LMN Corp., Inc. 1 through LMN Corp., Inc. 99", which they identified as "other entities, owned or controlled directly or indirectly by Aegon USA, which . . . distribute and market

fixed and variable annuities for Aegon USA." Compl. ¶ 49. Given all these factors, Transamerica Life knew or should have known that plaintiffs' failure to name it as a defendant was due to mistake rather than strategy. See Randall's Island Family Golf Ctrs, 2002 Bankr. LEXIS 1247, at *14; Parsons, 2002 U.S. Dist. LEXIS 24764, at *9 ("A plaintiff's lack of information regarding a particular defendant's identity is considered a 'mistake' within the meaning of Rule 15(c)(3)(B). . . . Rule 15(c)(3) allows relation back to substitute an actual defendant's name for 'John Doe' in a complaint.").

Defendants assert that "the cover page of the prospectus given to Mr. Johnson identifies WRL Series Fund, Inc. as the mutual fund that includes the portfolios available to variable annuity investors". Aegon Mem. at 53. Defendants attach the prospectus as Exhibit 2 to their motion. However, nowhere in the first four pages leading up to the table of contents—two of which pages are completely blank—is there any mention of WRL Series Fund, Inc. The first page of defendants' exhibit includes a notation that "[t]his cover is not part of the prospectus", and therefore could be the "cover page" to which defendants refer. This page displays the title "WRL Freedom Wealth Creator" and at the bottom states in fine print, "Issued by: Western Reserve Life Assurance Co. of Ohio".[54] The next page is blank. Defendants could also intend "cover page" to refer to the following page, which is unnumbered and precedes another blank page and the

[54] Western Reserve Life Assurance Co. of Ohio was named as a defendant in the original Complaint and in the Consolidated Complaint.

table of contents. However, while that page shows several variations on the "Western Reserve Life" name, none of them is WRL Series Fund, Inc. While the name "WRL Series Fund, Inc." can be found elsewhere in the prospectus, it appears among the names of a number of other funds.

It is a common practice of insurance companies to obscure the functions of entities with which they are affiliated and through which they do business. It is therefore very difficult for a plaintiff to determine whether any particular entity is a proper defendant.[55] In the original complaint, however, plaintiffs named as defendants ABC Corp. 1 through ABC Corp. 99, identified as "the other entities, owned or controlled directly or indirectly by Aegon USA, which . . . also underwrite annuity policies for Aegon USA". Compl. ¶ 48. WRL Series Fund, Inc., an issuer of the annuities, was also an underwriter and, therefore, should have known from the circumstances, including the naming of the unknown ABC Corporations, that but for plaintiffs' error it would have been named in the original complaint.

The decision in Powers v. Graff, 148 F.3d 1223 (11th Cir. 1998), on which defendants rely, is inapposite here. Defendants state that Powers holds a plaintiff's

---

[55] The Court should also note that, before filing the Consolidated Complaint, plaintiffs' counsel spoke with the defense in an attempt to selectively identify the proper defendants in this matter. The defense, however, was only interested in excluding specific defendants and, as a result of this conversation, plaintiffs did in fact withdraw their claims against two of the originally named defendants. Nevertheless, plaintiffs could obtain no information from the defense regarding Aegon's corporate structure, which would have aided plaintiffs in naming only the appropriate parties as defendants. See plaintiffs' Exhibit E hereto, December 9, 2002 letter from plaintiffs' attorney (Mr. Weintraub) to Aegon's attorney (Ms. Hamill).

lack of knowledge regarding whether a party was a proper defendant is not a basis for relation back. Aegon Mem. at 55. This statement is inaccurate. In Powers, plaintiffs sought to add as defendants individual officers of the original defendant, a brokerage firm, after the brokerage firm became insolvent. The court held that, despite plaintiffs' assertion, plaintiffs had to know that the officers were proper defendants, because the plaintiffs were aware not only of their identities but also of their status as control persons. Powers, 148 F.3d at 1227. Because the plaintiffs in Powers made a "deliberate decision not to sue" the officers initially, they could not later claim that the omission was due to mistake. Id.

2. World Money Group

Regarding World Money Group, the WMA Defendants argue that there can be no relation back because "the 11th Circuit has squarely held that where, as here, a plaintiff fails to allege 'control person' liability despite knowledge of the existence of potentially controlling parties, the subsequent addition of an alleged controlling party does not 'relate back' for statute of limitations purposes". WMA Mem. at 12 n.8.

The significant flaw in its argument is that, as World Money Group knows, the parent company of WMA Securities had been misidentified in the company's SEC filings. See SEC EDGAR website, for relevant filings. Plaintiffs did not learn that World Money Group was the actual parent company of WMA Securities until plaintiffs' counsel herein was so-informed by WMA's attorney John Soroko, Esq. in a telephone conversation on or about November 11, 2002. See Schoch, 124 F.R.D. at 691 (controlling persons of named defendant entity "should have known

that, but for the mistake of the Plainti d have been sued").

The WMA Defendants' relianc n.) on Powers is also misplaced. In Powers, the court pointed out that plaintiffs aware of the defendants' identities, but also of thei ntrol persons. Powers, 148 F.3d at 1227. The plaintiffs in Powers "ele ame the controlling persons as defendants in the original complaint.

Here, plaintiffs were unable to dentity of the appropriate controlling entity, because that entity ified in the relevant document. Therefore, unlike in Powers, plaintiff ve made a "deliberate decision not to sue" World Money Group. Id. oney Group is itself responsible for plaintiffs' inability to identify it a y, it cannot now avoid liability based on its failure to properly disclo Byrd v. Abate, 964 F. Supp. 140, 145-46 (S.D.N.Y. 1997) (holdin ntiff's inability to identify the defendant within the statute of limita ed mistake where the defense failed to disclose the necessary infor

Plaintiff d To
Declaratory ve Relief

Plaintiffs seek a judgment dec defendants must cease charging surrender fees to investors who wish emselves from the annuity contracts and an injunction enjoining om charging such a fee. CC ¶178. Defendants argue that plaintif ted claims for violations of the securities laws and, therefore, may n atory or injunctive relief.

As shown above, plaintiffs have stated claims under the Securities Act and the ICA for material misstatements in the solicitation and sale of these annuities. They thereby have demonstrated, as required by the Declaratory Judgment Act, that there is "an actual issue in controversy as opposed to one that is hypothetical or contrived". GE Life & Annuity Assur. Co. v. Combs, 191 F. Supp. 2d 1364, 1370 (M.D. Ga. 2002). Further, an important objective of the Declaratory Judgment Act is to "avoid[] multiplicity of actions by affording an adequate and expedient means of declaring the rights and obligations of litigants in one action [instead of] several". McDougald v. Jenson, 786 F.2d 1465, 1481 (11th Cir. 1986). This goal of judicial expedience would not be well-served if the court were to dismiss the claim for declaratory relief now, as dismissal would force investors to incur the surrender fee and then file another action to recover it.

In connection with the requested declaratory relief, plaintiffs also ask the court to enjoin defendants from charging a surrender fee. CC ¶178. In opposition to this relief, defendants cite two cases in which plaintiffs failed to state or prove a meritorious claim. Aegon Mem. at 90 (citing Azcuy v. Amoco Oil Co., Civ. A. No. C85-1884A, 1985 WL 5849 (N.D. Ga. Jan. 15, 1986); Spottsville v. Barnes, 135 F. Supp. 2d 1316 (N.D. Ga. 2001)). Both Azcuy and Spottsville are easily distinguishable from this case: here plaintiffs have stated a meritorious claim.

Finally, plaintiffs seek to enjoin defendants from the continued solicitation or sale of annuities (and the concurrent assessment or collection of fees thereon) by means of the unlawful conduct of which plaintiffs complain. CC ¶179. As a matter of equity, because plaintiffs have alleged wrongful conduct by the

defendants in violation of the securities laws, the court should not dismiss this claim for relief at this time. Rather, the court should preserve the availability of this remedy. If the court ultimately determines that defendants' conduct in soliciting and selling the annuities was in fact wrongful, then it should prohibit the defendants from continuing to engage in this wrongful conduct into the future, in order to put future purchasers on equal footing with the present class and to avoid repetitious litigation by individuals who purchase following the date of judgment.[56] Contrary to WMA's contention, it too (as well as Aegon) can be prohibited from selling variable annuities by unlawful means, once a primary violation has been demonstrated. (To the extent this claim seeks a declaration and injunction against the WMA defendants with respect to surrender fees, plaintiffs agree to dismiss this claim against the WMA defendants.)

VIII.
Plaintiffs Are Entitled To Reformation Of The Annuities Contracts

Aegon argue that plaintiffs' request for reformation of the annuities contracts is barred by the Securities Litigation Uniform Standards Act of 1998 (SLUSA). Aegon Mem. at 92. Because the Fifth Claim For Relief, which seeks reformation, is not a claim for damages, it is not barred by SLUSA.

[56] The court should also consider the possibility that any potential settlement class could include individuals who purchased up until the date of judgment.

The plain language of SLUSA indicates that it is applicable only to an action "in which (I) damages are sought on behalf of more than 50 persons . . . ; or (II) one or more named parties seek to recover damages on a representative basis on behalf of themselves and other unnamed parties similarly situated . . ." or to a group of actions "filed in or pending in the same court and involving common questions of law or fact, in which . . . damages are sought on behalf of more than 50 persons". 15 U.S.C. 77p(f)(2) (A)(i)&(ii).

While the statute speaks for itself, and the statutory language is controlling, the limited case law also supports the conclusion that SLUSA applies only to claims that seek damages. See Wald v. C.M. Life Ins. Co., No. 3:00-CV-2520-H, 2001 U.S. Dist. LEXIS 2593 (N.D. Tex. Mar. 8, 2001) (claims seeking only equitable relief rather than monetary damages are not barred by SLUSA). The case cited by defendants, Behlen v. Merrill Lynch, 311 F.3d 1087, 1089 (11th Cir. 2002), is inapposite because that state court action sought "to recover money damages." In contrast, plaintiffs in their Fifth Claim for Relief seek reformation, a non-monetary, equitable remedy. Accordingly, SLUSA does not compel dismissal of plaintiffs' request for reformation. (Plaintiffs agree to dismiss this claim against the WMA defendants.)

Conclusion

For the reasons set forth above, plaintiffs request that defendants' motions to dismiss be in all respects denied.[57]

Dated: New York, New York
April 30, 2003

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP



By: ______________________
Daniel W. Krasner
Robert B. Weintraub
Stefanie A. Lindeman
270 Madison Avenue
New York, New York 10016
Tel: (212) 545-4600
Fax: (212) 545-4653

Lead Counsel for Plaintiff and the Class

CHITWOOD & HARLEY



By: ______________________
Martin D. Chitwood
Georgia Bar No. 124950
Promenade II, Suite 2900
1230 Peachtree Street, NE
Atlanta, Georgia 30309
Tel: (404) 873-3900
Fax: (404) 876-4476

Local Counsel for Plaintiff and the Class

316736

[57] We respectfully request oral argument on this motion.

Certificate of Compliance

Pursuant to Local Rule 7.1(D), this certifies that this Memorandum of Law is in 14 point Times New Roman font in accordance with Local Rule 5.1(B).

Dated: April 30, 2003



Robert B. Weintraub, Esq.

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ, LLP
270 Madison Avenue
New York, New York 10016
Tel: (212) 545-4600
Fax: (212) 545-4653

Lead Counsel for Plaintiff and the Class

Certificate of Service

I, Robert B. Weintraub, hereby certify under the penalty of perjury that on April 30, 2003, I caused to be served a copy of Plaintiffs' Memorandum of Law in Opposition to Defendants' Motion to Dismiss, with exhibits, by Federal Express overnight delivery, upon Patricia M. Hamill, Esq., Conrad, O'Brien et al., 1515 Market Street, Philadelphia, PA 19102, attorneys for the AEGON-related defendants and upon John Soroko, Esq., Duane Morris LLP, Suite 4200, One Liberty Place, Philadelphia, PA 19103-7396, attorneys for the WMA defendants.



Robert B. Weintraub, Esq.